ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

7 August, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests & other

- Butterfield Trust – 4 August 2006

Press Releases

- Kumba resource Limited's interim results, 2 August 2006
- Anglo American plc interim results, 4 August 2006
- Dividend declaration – Rands, 7 August 2006

AA plc - Purchase of own shares to hold in treasury

- 2 August 2006
- 3 August 2006
- 4 August 2006

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 35 copies

dlw 8/22

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

2 August 2006

Anglo American plc notification:
Kumba Resources Limited's interim results 2006

Anglo American wishes to draw attention to Kumba's announcement of their interim results for the period ended 30 June 2006.

Anglo American will report underlying earnings in respect of Kumba of US$147 million for the period ended 30 June 2006, which takes into account certain adjustments.

Kumba Resources Limited	**$m**
IFRS headline earnings (US$ equivalent of published)	247
Exchange rate adjustment	(14)
Depreciation on assets fair valued on acquisition (net of tax)	(8)
Exploration	6
Other adjustments	(7)
	224
Minority interest	(77)
Contribution to Anglo American plc underlying earnings	**147**

Anglo American will report interim results for the period ended 30 June 2006 on 4 August 2006.

The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Purchases of shares in Anglo American plc

Anglo American plc announces that on 2 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 357,731 ordinary shares of Anglo American plc at prices between £22.09 and £22.32 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 21,271,675 ordinary shares, representing 1.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

3 August 2006

END.

Anglo American plc
(the "Company")

The Company announces that all of the US$1,100,000,000 3 3/8 per cent. Convertible Bonds due 2007 (the "Bonds") have now been converted into a total of 47,792,988 Ordinary Shares of US 50 cents each and hence the Company will be applying to the UKLA for the listing of the Bonds to be cancelled.

Andy Hodges
Deputy Secretary

2 August 2006

END.

ANGLO AMERICAN

News Release

04 August 2006

Anglo American announces record underlying earnings of $2.5 billion, up 47%, additional $5 billion capital return and update on Strategic Review

- Operating profit[1] increased to $4.6 billion, up 52%
- Record underlying earnings[2] of $2.5 billion, up 47%, impacted by higher tax charges
- Cash generation (EBITDA[3]) of $5.9 billion, up 37%
- Strong performances from mining businesses
- Further $4 billion buyback announced
- $1 billion special dividend (67 cents per share)
- Interim dividend increased from 28 to 33 cents per share, up 18%.
- **Significant progress made in meeting our strategic targets:**
    - AngloGold Ashanti disposal underway, initial $1 billion realised
    - Plans to demerge Mondi being developed
    - In depth review of Tarmac completed; restructuring on track
    - Disposal of holding in Highveld Steel announced
    - Tongaat-Hulett: Hulett Aluminium unbundling is progressing

Leading to:

- Simplified Group structure
- Focused core mining portfolio
- World class portfolio of assets
- Strong growth prospects underpinned by project pipeline

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2006	6 months ended 30 June 2006	6 months ended 30 June 2005	% change
Group revenue including associates[4]	**18,825**	17,145	9.8%
Operating profit including associates before special items and remeasurements[1]	**4,563**	2,993	52.5%
Profit for the period attributable to equity shareholders	**2,943**	1,838	60.1%
Underlying earnings for the period[2]	**2,502**	1,699	47.3%
EBITDA[3]	**5,856**	4,267	37.2%
Net cash inflows from operating activities	**3,289**	2,931	12.2%
Earnings per share (US$):			
Basic earnings per share	**2.00**	1.27	57.5%
Underlying earnings per share	**1.70**	1.18	44.1%
Interim dividend (US cents per share)			
Recommended interim dividend	**33**	28	18%
Recommended special dividend	**67**	-	-
Total dividends	**100**	28	257%

[(1)] Operating profit includes share of associates' operating profit (before share of associates' tax and finance charges) and is before special items and remeasurements, unless otherwise stated. See note 3 to the financial information. For definition of special items and remeasurements see note 6 to the financial information.
[(2)] See note 9 to the financial information for basis of calculation of underlying earnings.
[(3)] EBITDA is operating profit before special items and remeasurements, depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 13 to the financial information.
[(4)] Includes the Group's share of associates' turnover of $2,650 million (2005: $2,635 million). See note 3 to the financial information.

Tony Trahar, Chief Executive, said:

"This has been a very successful six months, both in terms of the performance of Anglo American and the implementation of our strategy.

Anglo American has again produced record results – with underlying earnings up 47% to $2.5 billion. While these were achieved against a backdrop of a favourable trading environment they are also testament to the strong underlying performance of our divisions, especially the mining businesses. There have been operating challenges, such as the industry-wide cost pressures in some operations, and we have continued with focused cost containment and efficiency programmes to mitigate these pressures.

At the same time, we have taken significant strides in delivering our strategy, simplifying the Group structure and focusing on our core mining portfolio. We have reduced our stake in AngloGold Ashanti, Tarmac's restructuring is on track, the disposal process for Highveld Steel has been announced and plans are being developed to demerge Mondi. Further, we are announcing today the return of $5 billion to shareholders.

Looking ahead, we are confident that Anglo American will deliver significant shareholder value as a focused mining Group. Anglo American's strong growth prospects are underpinned by one of the industry's strongest organic project pipelines and by our unique portfolio of world class assets."

Financial results
Anglo American's first half underlying earnings were a record $2.5 billion as continued strong metal prices and improved volumes reflected the favourable trading environment for the Group's key commodities. Operating profit of $4.6 billion was 52% higher over the corresponding period last year, with EBITDA up 37% at a record $5.9 billion. Strong contributions came from Base Metals and Platinum as well as a significant increase in contribution from AngloGold Ashanti. Kumba's results also showed a significant increase. Coal recorded underlying earnings in line with the prior year, while Paper and Packaging and Industrial Minerals recorded lower contributions owing to continuing difficult market conditions. Underlying earnings at De Beers were below the prior year, mainly reflecting lower preference share income due to the June 2005 redemptions, and higher minorities as a result of the Ponahalo transaction which completed in April 2006.

Production volumes were up for platinum, zinc and nickel, coal operations in Colombia and South Africa and industrial minerals. However, the Group encountered challenging operating conditions at some of its copper and coal mines.

The mining industry globally is facing ongoing cost pressure throughout the supply chain and, against this background, the Group achieved cost savings of $261 million in synergies, efficiencies and procurement.

Interim dividend
The interim dividend has been increased 18% to $33 cents per share, in line with our progressive dividend policy. Reflecting the continued strong operating cash flows, as well as the cash generation from non-core disposals, it has been decided to pay a special dividend of $67 cents per share, which will be paid with the interim dividend.

Capital structure and increased return to shareholders
Our net debt position has reduced by $2.3 billion since year end and at 30 June amounted to $2.7 billion. This represents a significant decline in our gearing and underlines the strong operating cash flows as well as proceeds from disposals, deconsolidation of AngloGold Ashanti debt and conversion of

$0.8 billion of our convertible debt. The $2 billion share buyback – which commenced in March this year – has almost been completed, with around $1.83 billion of shares having been repurchased as at 4 August 2006. Given the continued strong underlying conditions in our business it has been decided to increase the buyback by a further $4 billion for this year.

Strategy update
Considerable progress has been made in delivering on our strategy of focusing on our core mining portfolio and simplifying the Group structure.

In line with our stated intention of reducing and ultimately exiting our 50.9% holding in AngloGold Ashanti, we announced in April a $1 billion placement of shares, reducing our holding to 41.8%. We will continue to examine options to effect an orderly exit of our stake in the company.

Plans are being developed for the separation of our paper and packaging business, Mondi, through a demerger and discussions with regulatory authorities are underway. Mondi will be led by its current management team under chief executive David Hathorn.

In July, we announced the sale of Anglo American's 79% stake in Highveld Steel to Evraz, an international steel producer, and Credit Suisse, for a total consideration of $678 million. Following the disposal of the initial 49.8%, for which Anglo American received $412 million, Evraz has an option to acquire Anglo American's remaining 29.2% stake in Highveld Steel for $266 million once regulatory approvals are received. This amount will be reduced by any dividends paid by Highveld Steel prior to Anglo American selling its remaining shares. The deal represents a substantial foreign direct investment in South Africa.

Regarding the partial unbundling of Kumba's iron ore assets, two separate listed entities, Kumba Iron Ore and Exxaro, are scheduled to be established in the fourth quarter of 2006. Anglo American will own 65% of Kumba Iron Ore and 19% of Exxaro.

The Tongaat-Hulett board, in consultation with Anglo American, has decided to pursue the separate listing of Hulett Aluminium and to introduce black economic empowerment into both businesses. This should result in further value unlock for Tongaat-Hulett shareholders.

Regarding our industrial minerals business, Tarmac, we have completed an extensive review and have concluded that this core extractive business should be retained as a well established, cash generative, less cyclical component of the Group. The management team has been strengthened over the past two years and the business has been restructured on focused product lines. The review has also resulted in the decision to dispose of a number of non-core businesses (in Hong Kong, India, Germany and the UK). Together with the operational, commercial and organisational restructuring carried out over the past two years, Tarmac is well placed to drive further value improvement and to grow its business. It has entered two new countries, Romania and Turkey, this year, enhancing its exposure to the growth markets in Eastern Europe and the Black Sea Basin.

Strong project pipeline driving growth
Anglo American's $6 billion project portfolio is developing well and further good progress has been made during the past six months. In addition to its existing suite of approved projects, a number of attractive new developments were approved during the first half of 2006. The largest of these, approved in February, was the $692 million expansion at PPRust to bring on an additional 230,000 ounces of platinum a year. A number of other major platinum developments are also currently under way against a background of robust long-term demand for platinum group metals. The $316 million Paardekraal platinum project is in the final stages of approval.

In Australia, development is continuing at Anglo Coal's $835 million Dawson project, which is planned to reach full production in 2007, with around 12.7 million tonnes per annum (Mtpa) destined for the international coal market. Work also started early this year on the $516 million Lake Lindsay greenfield project at German Creek, with additional annual production of 3.7 Mt of metallurgical coal and 0.3 Mt of thermal coal, most of it for Pacific Rim markets. In Colombia, the first phase of the expansion to 28 Mtpa at Cerrejón Coal is expected to have reached completion by year end; a second phase, to raise coal output still further to 32 Mtpa, is under way. In South Africa, the Mafube mine development is progressing following the granting of the prospecting right. Overall, Anglo Coal plans to lift its metallurgical coal production by some 50% to around 16 Mtpa by the end of 2008.

Anglo Base Metals is undertaking feasibility and de-bottlenecking studies to increase production at its two major Chilean copper operations, while a decision on whether to proceed with the $1 billion, 40,000 tpa nickel project at Barro Alto in Brazil is expected in the final quarter of this year.

The main capital expenditure focus for Anglo Ferrous Metals remains Kumba's $559 million development at Sishen in South Africa to add another 10 Mtpa of iron ore. A further $195 million was approved recently to extend this expansion to Sishen by an additional 3 Mtpa of iron ore, to bring the total expansion to 13 Mtpa. A final decision on the Sishen South project, with a full production capacity of around 9 Mtpa, will be aligned with the synchronised expansion of the rail and port facilities.

De Beers' Canadian Snap Lake and Victor projects, with a combined capital expenditure value of $1.8 billion, remain on track to open in the final quarters of 2007 and 2008 respectively. Project costs have increased, principally owing to higher energy and material costs, technological challenges and the impact of the early closure of the winter road to the sites. In Angola, prospecting activities are fully under way through a joint venture with the State-owned diamond company, Endiama. Subject to the necessary government regulatory approvals, two projects in South Africa have been given the green light: the re-opening of the long-dormant Voorspoed mine and the South African Sea Areas marine mining project for a total investment of $284 million.

Finally, Anglo American has a number of advanced-technology joint ventures with international partners, including the recent signing of a Clean Coal Energy Alliance with Shell to develop coal-to-gas-to-liquids projects, potentially starting with co-operation at Monash Energy in Australia; and the US-based FutureGen Industrial Alliance, a public-private partnership that is developing the world's most advanced power production project using clean-coal-technology. In China, the Group is investigating a large coal-to-chemicals project at Xiwan.

Safety and sustainable development

Although the Group's Lost Time Injury Frequency Rate increased slightly in the first half, there was a significant reduction in fatalities. We continue to examine all available means to completely eliminate any loss of life across our global operations. During 2006, Anglo American continued to receive recognition from external bodies for the reporting of our non-financial performance and for elements of our work with communities. The period also saw important progress with the NEPAD Investment Climate Facility and the Extractive Industries Transparency Initiative.

Outlook

The outlook for most of our metals and minerals remains positive as growth in the OECD and China continues to underpin demand. While rising interest rates may moderate global growth somewhat from current robust levels, the improving economic outlook for Japan and Euroland and the continued strength in Asian economies, notably India and China, remains supportive.

The supply side fundamentals for many metals have been impacted by unforeseen disruptions and slow project development with metal inventories in general remaining low or falling. Our project pipeline will continue to underpin the Group's growth prospects and ensure material increases in production across our businesses.

If metal prices remain at, or close to, current levels the Group will enjoy a strong second half.

For further information:

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations
Pamela Bell
Tel: +44 207 968 8568

Daniel Ngwepe
Tel: +27 11 638 2267

Fiona Wrench
Tel: +27 11 638 2273

Webcast of presentation:

A live webcast of the annual results presentation starting at 10.00am UK time on 4 August can be accessed through the Anglo American website at www.angloamerican.co.uk.

Pictures:

High resolution images can be downloaded by the media at www.vismedia.co.uk

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated; special items and remeasurements are defined in note 6 and underlying earnings are calculated as set out in note 9 to the financial information. EBITDA is operating profit before special items and remeasurements, depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 13 to the financial information.

Financial review of Group results

Underlying earnings per share for the half year increased to $1.70 per share, up 44% over the first six months of 2005. Underlying earnings totalled $2,502 million, with strong contributions from Base Metals and Platinum as well as a significant increase in contribution from AngloGold Ashanti. Coal recorded underlying earnings in line with the corresponding period last year. Paper and Packaging and Industrial Minerals recorded lower contributions owing to continuing difficult market conditions. Underlying earnings at De Beers were below prior year levels mainly reflecting lower preference share income due to the June 2005 redemptions and higher minorities as a result of the Ponahalo transaction which completed in April 2006. Kumba's results showed a significant increase over the same period in the prior year, however Ferrous Metals and Industries as a whole recorded a lower contribution mainly owing to lower manganese and vanadium prices as well as the impact of the disposal in mid-2005 of Boart Longyear and Samancor Chrome.

Underlying earnings **$ million**	**6 months ended 30 June 2006**	6 months ended 30 June 2005
Profit for the financial period attributable to equity shareholders	**2,943**	1,838
Operating special items including associates	**482**	55
Operating remeasurements including associates	**462**	18
Net profit on disposals including associates	**(1,035)**	(67)
Financing remeasurements:		
Fair value loss/(gain) on convertible option	**31**	(32)
Exchange gain on De Beers preference shares	**(44)**	(91)
Unrealised (gains)/losses on non-hedge derivatives including associates	**(20)**	10
Tax on special items and remeasurements including associates	**(134)**	(22)
Related minority interests on special items and remeasurements	**(183)**	(10)
Underlying earnings	**2,502**	1,699
Underlying earnings per share ($)	**1.70**	1.18

Profit for the period after special items and remeasurements increased by 60% to $2,943 million compared with $1,838 million in the first half of 2005. This increase relates mainly to strong operational results as discussed above. There was a significant increase in net profits on disposal, $968 million higher than the same period in the prior year, mainly as a result of the Group's disposal of 19.7 million ordinary shares in AngloGold Ashanti and the Group's non-participation in the issue of ordinary shares by AngloGold Ashanti ($896 million net profit on disposal). This was largely offset by operating special item losses of $482 million, including the impairment and restructuring of certain Tarmac assets ($278 million), impairment and closure costs relating to the Dartbrook coal mine in Australia ($122 million), impairment mainly of certain downstream converting Packaging assets at Paper and Packaging ($72 million) and unrealised losses on non-hedge derivatives ($462 million), recorded principally at AngloGold Ashanti.

Summary income statement **$ million**	**6 months 30 June 2006**	6 months 30 June 2005
Operating profit before special items and remeasurements	**4,006**	2,426
Special items	**(462)**	(55)
Operating remeasurements	**(392)**	(18)
Group operating profit before associates	**3,152**	2,353
Net profit/(loss) on disposals	**927**	(1)
Net income from associates [(1)]	**369**	407
Profit before finance costs	**4,448**	2,759
Net finance costs before remeasurements	**(88)**	(224)
Financing remeasurements	**13**	122
Profit before tax	**4,373**	2,657
Tax	**(1,202)**	(526)
Profit after tax	**3,171**	2,131
Minority interests	**(228)**	(293)
Profit for the financial period attributable to equity holders	**2,943**	1,838
Earnings per share ($)	**2.00**	1.27
Group operating profit including associates before special items [(1)]	**4,563**	2,993

[(1)] Operating profit from associates before special items and remeasurements	**557**	567
Operating special items and remeasurements [(2)]	**(90)**	-
Net profit on disposals [(2)]	**108**	68
Financing remeasurements [(2)]	**20**	(9)
Net finance costs (before remeasurements)	**(50)**	(31)
Income tax expense (after special items and remeasurements)	**(166)**	(185)
Underlying minority interest (after special items and remeasurements)	**(10)**	(3)
Net income from associates	**369**	407

[(2)] See note 6 to the financial information.

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average weakened slightly against the US dollar compared with the prior period, with an average exchange rate of R6.31 compared with R6.21 in the first half of 2005. Currency movements negatively impacted underlying earnings by $30 million. Operating results were positively impacted by weaker average rates for the rand and Australian dollar although these were offset by the stronger Chilean peso and Brazilian real and a weaker euro. There was a significant positive impact of increased prices amounting to $1,788 million.

Special items and remeasurement charges

	30 June 2006			30 June 2005		
$ million	**Excluding associates**	**Associates**	**Total**	Excluding associates	Associates	Total
Operating special items	**(462)**	**(20)**	**(482)**	(55)	-	(55)
Operating remeasurements	**(392)**	**(70)**	**(462)**	(18)	-	(18)
Operating special items and remeasurements	**(854)**	**(90)**	**(944)**	(73)	-	(73)

Operating special items and remeasurements, including associates, amounted to $944 million, with $462 million operating special charges in respect of impairments, restructurings and mine and operation closures including a $278 million combined impairment and restructuring charge relating to certain non-core assets to be sold and other assets to be restructured at Industrial Minerals following the conclusion of the strategic review, an impairment and related closure costs of $122 million resulting from the phased reduction of operations at AngloCoal Australia's Dartbrook mine,

and a $72 million impairment mainly of certain downstream converting Packaging assets as a result of continuing poor market conditions.

Operating remeasurements, including associates, of $462 million includes $443 million of unrealised losses on non-hedge commodity derivatives at AngloGold Ashanti (2005: $18 million). The loss in the current year relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates and interest rates compared with the equivalent period in 2005.

Net profit on sale of operations, including associates, amounted to $1,035 million. This included the profit on sale of 19.7 million ordinary shares in AngloGold Ashanti which resulted in $737 million profit on disposal as well as $159 million profit on the deemed disposal of AngloGold Ashanti arising from the non-participation in the issue of ordinary shares by AngloGold Ashanti. The Group also realised a $105 million profit on the sale of an indirect 26% equity interest in De Beers Consolidated Mines Limited to Ponahalo Holdings (Proprietary) Limited.

Financing remeasurements, including associates, are made up of a $31 million fair value loss on the AngloGold Ashanti convertible bond option, unrealised gains of $20 million on non-hedge derivatives and a $44 million foreign exchange gain on De Beers dollar preference shares held by a rand denominated entity.

In line with IFRIC guidance, the option component of the AngloGold Ashanti convertible bond is fair valued at each reporting period and held as a liability. Changes in fair value of the liability are taken to the income statement.

The US dollar preference shares held by De Beers (a rand functional currency entity) are classified as 'financial asset investments' and are retranslated at each period end. The resulting rand:US dollar foreign exchange gains and losses are reported through the income statement as a remeasurement charge.

Net finance costs
Net finance costs, excluding financing remeasurement gains of $13 million (2005: gain of $122 million), decreased from $224 million in the corresponding period in 2005 to $88 million. The decrease reflects lower interest costs due to the reduction in net debt.

Taxation

	30 June 2006			30 June 2005		
$ million	**Before special items and remeasurements**	**Associates' tax and minority interests**	**Including associates**	Before special items and remeasurements	Associates' tax and minority interests	Including associates
Profit before tax	**4,231**	**194**	**4,425**	2,550	188	2,738
Tax	**(1,318)**	**(184)**	**(1,502)**	(548)	(185)	(733)
Profit for financial period	**2,913**	**10**	**2,923**	2,002	3	2,005
Effective tax rate			**33.9%**			26.8%

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. Associates' tax is therefore not included within the Group's total tax charge on the face of the income statement. Associates' tax and minority interests before special items and remeasurements included within 'Net income from associates' for the period ended 30 June 2006 is $194 million (2005: $188 million).

The effective rate of taxation including share of associates' tax and minority interests before special items and remeasurements was 33.9%. This was an increase from the effective rate on the same basis of 26.8% in the six months ended 30 June 2005. The June 2005 tax rate benefited from the one-off impact of a reduction in the statutory tax rates in South Africa and Ghana. Without this benefit the effective tax rate would have been 31.7%. The June 2006 tax rate reflects the relative impact of the

statutory tax rates, on a fully distributed basis where appropriate, of the countries in which the Group's operations are based. In future periods it is expected that the effective tax rate, including associates' tax, will remain above the UK statutory tax rate of 30%.

Balance sheet

Total shareholders' equity was $23,523 million compared with $23,621 million as at 31 December 2005.

Net debt, excluding hedges but including balances that have been reclassified as held for sale ($286 million) was $2,666 million, a decrease of $2,327 million from 31 December 2005. The reduction was principally due to reduction of debt using cash flows from operations and disposals, deconsolidation of AngloGold Ashanti debt and conversion of $0.8 billion of our convertible debt, although this was partially offset by $1.6 billion of share buyback as at 30 June 2006.

Net debt at 30 June 2006 comprised $5,357 million of debt, offset by $2,691 million of cash, cash equivalents and current financial asset investments. Net debt to total capital[1] as at 30 June 2006 was 11.0%, compared with 17.0% at 31 December 2005.

Cash flow

Net cash inflows from operating activities was $3,289 million compared with $2,931 million in the first half of 2005. EBITDA was $5,856 million, a substantial increase of 37% from $4,267 million in the first half of 2005. Depreciation and amortisation, including associates, decreased by $36 million to $1,163 million.

Acquisition expenditure accounted for an outflow of $230 million compared with $300 million in the first half of 2005. This included $77 million in respect of the Group's investment in AltaSteel (Ferrous Metals and Industries) and $85 million in respect of the Group's investment in Akrosil and Stambolijski (Paper and Packaging).

Proceeds from disposals totalled $952 million, with net proceeds on the sale of 19.7 million ordinary shares of AngloGold Ashanti of $839 million.

Repayment of loans and capital from associates amounted to $394 million. Purchases of tangible fixed assets amounted to $1,466 million, an increase of $33 million. Increased capital expenditure by Platinum, Coal, Ferrous Metals and Industries and Base Metals was partially offset by a reduction in capital expenditure at Paper and Packaging and Industrial Minerals, as well as the impact of including AngloGold Ashanti's capital expenditure up to 20 April 2006, after which it is accounted for as an associate.

Dividends

An interim dividend of 33 US cents per share, plus a special dividend of 67 cents per share, to be paid together on 21 September 2006, have been declared.

(1) Net debt to total capital is calculated as net debt divided by total capital less investments in associates. Total capital is net assets excluding net debt.

Operations Review

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated. Capital expenditure relates to cash expenditure on fixed assets.

BASE METALS

$ million	6 months 30 June 2006	6 months 30 June 2005
Operating profit	**1,854**	721
Copper	**1,536**	570
Nickel, niobium, mineral sands	**141**	141
Zinc	**208**	29
Other	**(31)**	(19)
EBITDA	**2,022**	875
Net operating assets	**4,853**	4,676
Capital expenditure	**104**	100
Share of Group operating profit (%)	**41%**	24%
Share of Group net operating assets (%)	**18%**	13%

Anglo Base achieved record operating profits on the back of increased prices and record production of nickel and zinc, despite slightly lower copper production.

Base metal markets tightened further and metal inventories have fallen following improving demand and mine supply having been constrained by unforeseen disruptions, particularly in the case of copper. The acceleration of fund flows into commodity markets together with these strong market fundamentals resulted in a surge in commodity prices from January to May.

All operations suffered increasing pressure on costs, particularly in the non-controllable category, from a combination of input costs, which are themselves commodity price linked, and the tightness in the entire mining industry supply chain. Producers of base metal concentrates also saw a material increase in realised treatment charges owing to smelter deductions and price participation. All operations, with the exception of Lisheen and those in southern Africa, suffered from local currency strength.

Copper

Los Bronces produced 103,715 tonnes during the first half (2005: 112,810 tonnes). Throughput was impacted by unforeseen ore hardness and water ingress into the open pit that led to an amendment in mine sequencing, thereby generating lower grade ore to the mill. Collahuasi produced a lower than expected attributable 90,900 tonnes (2005: 92,994 tonnes) owing to excessive rains in the first quarter and further downtime in the crushing and conveying circuits. By the end of June a recovery and stabilisation programme had been largely completed. Production at Mantoverde was slightly down on 2005 at 29,184 tonnes, while at Mantos Blancos it rose 4% to 42,527 tonnes with higher dump leach production offsetting slightly lower production elsewhere. At El Soldado, output declined by 14% to 31,868 tonnes as a result of the temporary mining of lower grade sulphide ore. Chagres successfully ramped up to full design capacity following the completion of the expansion project.

The $80 million El Soldado life extension project remains on time and on budget. The Los Bronces expansion feasibility study, which is examining a doubling of sulphide ore treatment rate, is under way, as are debottlenecking studies to maximise the potential sulphide treatment rate at Collahuasi.

Nickel, niobium and mineral sands

Codemin lifted output of nickel in ferro-nickel by 14% to 4,871 tonnes as the operation benefited from higher grade ore from the Barro Alto mine. Production at Loma de Níquel increased by 6% to 8,830 tonnes of nickel in ferro-nickel, with slightly lower grades being offset by higher mineral throughput rates. Following the commissioning of the scalping project at Catalão, niobium production has increased by 16% to 2,245 tonnes. At Namakwa, zircon production was marginally higher at 64,336 tonnes, while output of slag and pig iron declined marginally to 81,242 tonnes and 52,665 tonnes respectively.

The Barro Alto feasibility study (40,000 tonnes per annum nickel in ferro-nickel) is nearing completion and a decision as to whether to proceed will be taken before year end.

Zinc

The Skorpion mine, now operating at full capacity, boosted zinc output by 33% to 74,986 tonnes of zinc in the wake of improvements in tonnes mined, ore milled, and grades and refinery efficiencies. Lisheen accounted for a slightly lower 79,645 tonnes of zinc, owing primarily to lower ore grades, while lead output improved to 12,010 tonnes. The underground paste fill system is now performing reliably and the development drive to access the additional satellite body Bog Zone reserves has progressed well and the first ore has been produced from this area. The ramp-up of tonnage from the Black Mountain Deeps operation has been slower than anticipated, adversely impacting tonnages, as well as metallurgical recoveries owing to the mix of ore and grades fed to the plant. Zinc production was 15,148 tonnes (2005: 16,184 tonnes).

PLATINUM

$ million	6 months 30 June 2006	6 months 30 June 2005
Operating profit	**934**	410
EBITDA	**1,171**	610
Net operating assets	**6,515**	6,571
Capital expenditure	**276**	243
Share of Group operating profit (%)	**20%**	14%
Share of Group net operating assets (%)	**24%**	19%

Anglo Platinum's operating profit for the first six months of 2006 rose by 128% to a record $934 million in comparison with the same period in 2005. Factors contributing to the increase were mainly higher US dollar prices realised on metals sold and increased sales volumes.

Refined platinum production for the first half of 2006 rose by 6% to 1,344,900 ounces. The increase was primarily due to higher mining production and the release of metal from smelter pipeline stocks. Equivalent refined production from the mines rose by 5% to 1,257,400 ounces. The improvement was mainly attributable to improved production volumes at the Kroondal, Amandelbult, Rustenburg and Bafokeng-Rasimone (BRPM) operations. This was partly offset, however, by lower output from Union Section and the Western Limb Tailings retreatment plant.

The cash operating cost per equivalent refined platinum ounce in rand terms increased by 11%. One-off additional ground support work during 2006 at Union, equipping and development programmes to create a sustainable base for future production at Amandelbult and Rustenburg, wage settlements in excess of inflation and the effect of lower grades as a consequence of a higher percentage of UG2 ore mined were the principal reasons for the above-inflation unit cost increase. Cost savings of some $16 million, arising from specific procurement projects and other cost savings initiatives, were realised during the first six months.

The Paardekraal 2 shaft project is in the final stages of the approval process and an announcement is expected shortly. The shaft will access deeper Merensky reserves at a rate of 100,000 tonnes per month, at a capital cost of $316 million.

Projects that continue to increase production include Modikwa, BRPM, Kroondal and for the first time in 2006, the Marikana venture. The Amandelbult 1 shaft optimisation project was completed on time during the period and the Amandelbult 75,000 tpm UG2 plant is fully utilised and performing well. The deepening of the BRPM and sinking of the Lebowa Merensky declines are well advanced and the PPRust North project has commenced. The Mototolo Joint Venture is on track, with commissioning of the concentrator planned for the fourth quarter of 2006.

Demand for platinum is strong and supportive of firm platinum prices. Recent experience suggests that resilience of jewellery consumption particularly in the Chinese market continues even at prices over $1,100 per ounce, adding confidence to our long term view. The growth in demand for platinum for diesel autocatalyst systems in Europe is strong. Tightening diesel emission legislation and its early adoption as well as the growing popularity of diesel engine powered vehicles support this. Industrial demand remains firm, particularly in the glass and petroleum sectors. Although platinum prices have retreated from record highs of $1,336 per ounce as investment positions were liquidated, this physical demand has stemmed the decline and prices are supported above $1,100 per ounce.

Anglo Platinum remains confident of the robustness of demand for platinum and is continuing with its expansion programme. The rate of expansion is reviewed on an ongoing basis and currently supports the company's stated average compound growth target of 5% per annum. For 2006 as a whole, refined platinum production is expected to be between 2.7 and 2.8 million ounces, with sales volumes expected to match production in the second half of the year. The outlook for long term metal prices remains positive and consequently studies evaluating the ramping up of various projects are currently being conducted. The most significant variables affecting operating profit in the second six months of 2006 will be the rand: dollar exchange rate and metal prices.

FERROUS METALS AND INDUSTRIES

$ million	6 months 30 June 2006	6 months 30 June 2005
Operating profit	**644**	791
Kumba	**378**	246
Highveld Steel	**95**	261
Scaw Metals	**74**	58
Samancor Group	**26**	121
Tongaat-Hulett	**78**	56
Boart Longyear	**-**	55
Other	**(7)**	(6)
EBITDA	**783**	961
Net operating assets	**2,488**	4,140
Capital expenditure	**222**	133
Share of Group operating profit (%)	**14%**	26%
Share of Group net operating assets (%)	**9%**	12%

Ferrous Metals and Industries' operating profit declined to $644 million (2005: $791 million), mainly as a result of lower vanadium and manganese prices, partially offset by higher iron ore prices. In the first half of 2006, there was also no contribution from Boart Longyear and Samancor Chrome, both disposed of in mid-2005, which together had contributed $71 million in the first six months of 2005.

Operating performance

Kumba achieved an operating profit of $378 million. Following the 71.5% annual iron ore price increase achieved in April 2005, a further annual increase of 19% was achieved with effect from April 2006. During the reporting period, iron ore export volumes were higher, stemming from improvements in export-channel capacity together with good rail and port operational performance. The $559 million 10 Mtpa Sishen Expansion Project is under construction, with production scheduled to commence in 2007 and full ramp up to 10 Mtpa by the beginning of 2009 in line with the Sishen-Saldanha export-channel expansions. The additional $195 million 3 Mtpa extension to the Sishen Expansion Project is expected to reach full production in the last quarter of 2009.

Highveld reported a lower operating profit of $95 million, largely as a result of significantly lower vanadium prices. The ferro-vanadium price for the six months averaged $39/kgV compared with $71/kgV in the comparative period. In July, the sale was announced of Anglo American's 79% stake in Highveld Steel.

Scaw Metals' operating profit reached a record $74 million. The acquisition of AltaSteel in Canada in February 2006 contributed $8 million. There was generally strong demand for cast and rolled products in the South African market, while the international grinding media business experienced improved sales volumes.

The attributable share of **Samancor**'s operating profit amounted to $26 million. This decline was mainly due to lower manganese prices and the disposal of Samancor's chrome business.

Tongaat-Hulett's operating profit was higher, at $78 million. The sugar business benefited from higher sugar prices and a reduced cost structure and Hulett Aluminium achieved higher sales volumes. It has been decided to unbundle and list Tongaat-Hulett's aluminium business, Hulett Aluminium, and also to introduce black economic empowerment into both Tongaat-Hulett and Hulett Aluminium.

The outlook for the second half of the year remains broadly positive. Firm iron ore prices should offset weaker manganese ore and vanadium market conditions. The timing of the Kumba BEE transaction will impact second half earnings.

COAL

$ million	6 months 30 June 2006	6 months 30 June 2005
Operating profit	**356**	374
South Africa	**144**	205
Australia	**102**	48
South America	**110**	121
EBITDA	**464**	476
Net operating assets	**2,199**	2,124
Capital expenditure	**290**	126
Share of Group operating profit (%)	**8%**	12%
Share of Group net operating assets (%)	**8%**	6%

Operating profit decreased by 5% to $356 million mainly as a result of lower export sales from South Africa and Australia.

Markets have remained relatively firm for the first six months of the year, but prices have shown a degree of volatility. The API4 benchmark price for 2006 deliveries of thermal coal from South Africa's Richards Bay Coal Terminal has fluctuated around the $50 per tonne level, ranging between $42 and $56 per tonne. Pressure to meet supply commitments in countries such as Australia, South Africa and Colombia have been alleviated to some extent by growth in supplies from Russia and Indonesia.

Benchmark hard coking coal prices for the 2006/2007 Japanese fiscal year (reported at $114 per tonne), though lower than the 2005 highs of around $125 per tonne, remain very firm. However, continued price pressure on semi-soft coking coal resulted in a more significant fall-off in this market from 2005 peak levels of some $100 per tonne. Deals for the current calendar year have been reported in the $60 per tonne range.

Operating profit from South African sourced coal decreased by 30% to $144 million, despite the rand:dollar exchange rate having weakened slightly compared with the first six months of 2005. Export sales prices were 7% lower as prices came off the previous year's highs. Heavy rainfall during the first quarter affected production and led to a 4% reduction in export sales to 8.3 million tonnes.

Operating profit for the Australian operations improved by 113% to $102 million, primarily as a result of significantly higher metallurgical coal prices realised during the period. Saleable production, however, was 10% lower at 11.4 million tonnes, because of lower saleable output, particularly at Dartbrook and Moranbah North. In March, a decision was taken to place Dartbrook under 'care and maintenance' as a result of the ongoing operating challenges, and the mine is expected to cease production in the fourth quarter of this year. During the last two months production volumes across all operations have improved and these levels are expected to be maintained for the rest of the year. Export sales from Australia were impacted by rail and port constraints that continue to affect shipments through Dalrymple Bay Coal Terminal and Gladstone Port.

Attributable operating profit from the South American operations declined by 9% to $110 million. Improved sales volumes were offset by slightly weaker average coal prices and increases in operating costs. Anglo Coal's attributable coal production from Cerrejón rose by 16% to 4.7 million tonnes as the operation continued to ramp up to 28 Mtpa. Production in Venezuela was hit by heavy rains in March and May and a ten day coal transportation stoppage in May.

In South Africa, the Mafube mine development is progressing following the granting of a prospecting right over the Nooitgedacht and Wildfontein reserves. In Australia, the Grasstree development remains on schedule and is planned to start production during the second half of 2006. The Dawson and Lake Lindsay projects are on track, with increased tonnages expected in 2007 and 2008. Work continues on the feasibility study for Monash, a fuel from brown coal project. At Cerrejón, in Colombia, the expansion to 32 Mtpa, which was announced in 2005, is expected to be achieved by 2008.

The performance for the second half of the year is expected to be better than the first six months, as steps to bring production back on stream continue to deliver results. Thermal and hard coking coal markets are expected to remain firm.

GOLD

$ million	6 months 30 June 2006[1]	6 months 30 June 2005
Operating profit	**303**	172
EBITDA	**540**	433
Group's share of net assets / net operating assets	**1,519**	6,793
Capital expenditure	**196**	311
Share of Group operating profit (%)	**7%**	6%
Share of Group net operating assets (%)	**-**	19%

[1] The results for 2006 are reported as a subsidiary up to 20 April and thereafter as an associate at 42% attributable (see note 3 to the financial statements).

Attributable operating profit from AngloGold Ashanti of $303 million represented a 76% increase against $172 million for the corresponding period last year, mainly due to the impact of a stronger gold price, partially offset by the Group accounting for AngloGold Ashanti as an associate from 20 April 2006. Production declined from 3,138,000 ounces to 2,755,000 ounces on a 100% basis. At Geita in Tanzania lower production was due to rain problems that slowed down the mining in the Nyankanga pit, which has delayed the mining of higher grade ore into next year and at Cripple Creek & Victor in the US, lower production was due to grade related issues and reduced rainfall in the Colorado area. For the six months, the average price received climbed from $423/oz to $573/oz, a 35% increase, though 4% below the average spot price of $591/oz.

The economic and political contexts in which gold currently trades remain substantially unchanged. Gold exchange traded funds grew by 149 tonnes during the six month period, with only modest reductions occurring during a sharp fall-off in the gold price which occurred in May.

Central bank selling appears to have been very low since January, with reported sales to date of between 315 tonnes and 320 tonnes. This means that signatories to the Washington Agreement (an agreement reached between the central banks with the largest gold holdings to, *inter alia*, regulate official sales of gold) may sell up to a further 180 tonnes before 26 September this year if they are to utilise, in full, the 2006 quota.

Consumption from the gold jewellery sector was adversely affected in the last months of 2005 and in 2006 by high and volatile prices for the metal. Demand was soft, particularly in comparison with the prior period in 2005, which witnessed exceptionally strong levels of demand. The Turkish and Indian markets, being two of the more price-sensitive, were particularly affected.

Higher metal prices have been accompanied by an influx of gold scrap into refineries, with the new secondary refineries in Dubai being the major beneficiaries.

Strong investor interest in gold continues to sustain the price of gold. Although subject to pronounced swings, the average price of the metal is now trading at its highest level for around 25 years and gold's strong rally from the lows of four years ago appears to be underpinned by sound fundamentals.

DIAMONDS

$ million	6 months 30 June 2006	6 months 30 June 2005
Share of associates' operating profit	**293**	297
EBITDA	**341**	337
Group's share of De Beers' net assets [1]	**2,029**	2,114
Share of Group operating profit (%)	**6%**	10%

[1] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed.

Attributable operating profit from De Beers of $293 million was at a similar level to operating profit for the corresponding period in 2005 of $297 milion, reflecting only marginal growth in sales volumes by The Diamond Trading Company (DTC) and challenging conditions in the rough diamond market.

Overall production from De Beers and its partners in Botswana, South Africa, Namibia and Tanzania was 4% higher at a record 24.7 million carats. The value of the diamond stockpile was some $188 million lower compared with the level at the end of the first half of last year.

Demand for diamond jewellery in the consumer markets remains robust, with growth of 3%-4% over the previous record first six months of 2005. However, difficult trading conditions exist in the rough diamond market as a result of rising interest rates, higher prices for the precious metals used in diamond jewellery pieces, reduced margins and the need to manage inventory levels across the distribution pipeline. During the reporting period, the DTC, De Beers' marketing arm, improved sales by 1% to $3.25 billion, the second highest figure ever.

In Canada, the Snap Lake and Victor projects, with a combined capital expenditure value of $1.8 billion, remain on track to open, as planned, in the final quarters of 2007 and 2008 respectively. Project costs have increased, principally owing to higher energy and material costs, technological challenges and the impact of the early closure of the winter road to the sites. In Angola, prospecting activities are fully under way through a joint venture with the State owned diamond company, Endiama. Subject to the necessary government regulatory approvals, two projects in South Africa have been given the green light: the re-opening of the long dormant Voorspoed mine and the South African Sea Areas marine mining project, for a total investment of $284 million.

In May, De Beers and the government of Botswana signed agreements to renew Jwaneng mine's mining licence for a further 25 years, the sale of Debswana's production to the DTC for another five years and the establishment of the DTC Botswana to carry out local sales and marketing. Following agreement reached with the European Commission, however, the DTC's trading relationship with Russian diamond producer Alrosa will come to an end at the end of 2008.

A groundbreaking empowerment transaction was concluded in April, resulting in the sale of 26% of De Beers Consolidated Mines, the South African mining arm of De Beers, to a black economic empowerment consortium.

Conditions in the rough diamond market remain challenging, which is likely to constrain the opportunity for the DTC to grow sales in the second six months, particularly given its strong performance in the latter half of 2005. However, expectations remain positive for consumer diamond jewellery sales in the second half, with growth forecast in the region of 5%-6% for the full year – which would be the tenth consecutive half-year of demand growth. De Beers group production is forecast to be around 1% higher over the full year (despite the closure of a number of South African operations), while the southern African operations will benefit from the weakening of local currencies against the dollar.

PAPER AND PACKAGING

$ million	6 months 30 June 2006	6 months 30 June 2005
Operating profit	**212**	233
Packaging	**128**	132
Business Paper	**56**	89
Other	**28**	12
EBITDA	**435**	449
Net operating assets	**6,671**	6,359
Capital expenditure (including bio assets)	**287**	418
Share of Group operating profit (%)	**5%**	8%
Share of Group net operating assets (%)	**25%**	18%

Operating profit declined 9% from $233 million to $212 million, a creditable performance in difficult market conditions, particularly given the adverse impact of exchange translation and the slow start up of PM31in South Africa following a major rebuild. Margin pressure continued throughout the period as increased input costs, particularly wood and energy, were not fully recovered in selling price increases. These input-cost pressures were partly offset by some packaging paper price improvements and a further $101 million in cost savings for the first six months.

Mondi Packaging's operating profit at $128 million was 3% below the 2005 first half figure of $132 million, primarily due to closure and restructuring costs of $12 million ($8 million in the prior corresponding period). Positive packaging paper price developments were largely offset by higher input costs. Converted product prices did not increase to the full extent of the paper prices. The acquisition of the mainly US-based release liner manufacturer Akrosil was completed in January and the acquisition of the Bulgarian sack kraft Paper Factory Stambolijski was finalised during June. In a move to further strengthen Mondi's position in the European release liner sector, Mondi has agreed the acquisition of the Italian and German based Schleipen & Erkens business. This acquisition is still subject to competition clearance.

Mondi Business Paper's operating profit at $56 million was 37% below the $89 million posted for the comparable period, primarily because of expenses related to project development and a slow start up of Merebank's PM31 following a major rebuild. Although the Merebank PM31 rebuild was completed on time and within budget, the build up of production has been slow and there have been volume and product quality issues which have significantly impacted production and margins. Product quality and volumes are now improving, though they have not yet reached the targeted level. Selling prices for business papers increased slightly during the period from the very low levels in the second half of 2005, however they have not reached the price levels of the first half of 2005.

The rest of the group has performed better than in the comparable period, with strong performances from Mondi Packaging South Africa and the newsprint businesses.

Results for the half year continue to show that Mondi is operating in a challenging industry environment. Selling prices within the Business Paper sector and margins within the converted packaging sector were well below historic mid-cycle levels. The company is constantly seeking new ways of responding to that environment and continues with its drive to obtaining operational excellence across all of its operations, with particular focus on integrating and optimising the major investments made recently in South Africa at Richards Bay and Merebank. This together, with the ongoing cost-reduction programme should position the business well to benefit from any upturn in the markets.

INDUSTRIAL MINERALS

$ million	6 months 30 June 2006	6 months 30 June 2005
Operating profit	**151**	193
Tarmac	**152**	183
Copebrás	**(1)**	10
EBITDA	**275**	317
Net operating assets	**4,388**	4,255
Capital expenditure	**115**	120
Share of Group operating profit (%)	**3%**	6%
Share of Group net operating assets (%)	**16%**	12%

Anglo Industrial Minerals' operating profit of $151 million was $42 million lower than in the first half of 2005. Operating profit at Tarmac declined by 17% to $152 million, reflecting weak markets in UK aggregate products, particularly asphalt and housing products, which were exacerbated by high energy costs. Operations in Germany and Poland, adversely impacted by the severe winter in the early part of the year, have now largely recovered. Profits in Copebrás were $11 million down on 2005 owing to the combined effects of the appreciation of the Brazilian real relative to the US dollar and flat demand in the Brazilian fertiliser markets. Operational efficiencies and procurement savings of some $27 million were insufficient to mitigate these effects.

Tarmac has completed its strategic review. The scope of its activities is clearly defined as aggregates, together with the three routes to market of asphalt, concrete and concrete products, and integration with cement where appropriate. Together with completion of the operational, commercial and organisational restructuring, initiated two years ago, this strengthens Tarmac's ability to improve its results and grow. A special charge for impairment and restructuring costs of $278 million has been taken, relating to the announced sales ($46 million), businesses which are being retained and restructured ($218 million) and closure costs and other items ($14 million).

In addition to bolt on acquisitions in the UK, France, Poland and the Czech Republic, Tarmac entered Turkey and Romania with acquisitions in quarries and ready mix concrete. These enhance Tarmac's capacity to grow its business in Central and Eastern Europe and the Black Sea Basin, a region with promising growth prospects. TopPave and the Minerals and Materials business have been sold and the previously announced disposals of non-core businesses in Germany and Hong Kong are expected to be completed in the second half of the year.

Tarmac's operating profit in the UK declined by 18% largely owing to general market weakness and high energy costs. Price increases have been successfully maintained, though the benefits in Aggregate Products were eroded by weak demand and a highly competitive market place that resulted in lower volumes. Despite a substantial decline in demand from the housing sector, particularly for blocks and mortar, profits in building products were in line with the first half of 2005. This reflects the initial benefits from the restructuring of the Concrete Products business and improvements in the lime and cement businesses.

First half operating profits in Tarmac International remain in line with last year with the exception of the Middle East, which benefited from the high levels of construction in the UAE and France where profits were boosted by acquisitions and stronger markets, particularly for aggregates. Profits in Spain were 18% lower, largely reflecting the impact of higher cement costs despite strong demand.

Following the announcement of Robbie Robertson's intended retirement at the end of 2006, David Weston, president of Shell Canada Products Ltd, will become CEO of Tarmac with effect from 1 October 2006, to effect a smooth handover.

Performance in the second half of the year is traditionally stronger than in the first half. That said, markets in the UK are expected to remain challenging and caution is required in view of the likely difficulties of passing on significant additional bitumen and other energy cost increases in the face of weak demand.

Consolidated income statement
for the six months ended 30 June 2006

US$ million	Note	Before special items and remeasurements 6 months ended 30.06.06	Special items and remeasurements (note 6) 6 months ended 30.06.06	6 months ended 30.06.06	Before special items and remeasurements 6 months ended 30.06.05[1]	Special items and remeasurements (note 6) 6 months ended 30.06.05[1]	6 months ended 30.06.05	Before special items and remeasurements Year ended 31.12.05	Special items and remeasurements (note 6) Year ended 31.12.05	Year ended 31.12.05
Group revenue	3	16,175	–	16,175	14,510	–	14,510	29,434	–	29,434
Total operating costs		(12,169)	(854)	(13,023)	(12,084)	(73)	(12,157)	(24,090)	(487)	(24,577)
Operating profit from subsidiaries and joint ventures	3	4,006	(854)	3,152	2,426	(73)	2,353	5,344	(487)	4,857
Net profit/(loss) on disposals	6	–	927	927	–	(1)	(1)	–	87	87
Share of net income of associates	3	313	56	369	348	59	407	696	(39)	657
Total profit from operations and associates	3	4,319	129	4,448	2,774	(15)	2,759	6,040	(439)	5,601
Investment income		307	64	371	224	128	352	498	72	570
Interest expense		(395)	(51)	(446)	(448)	(6)	(454)	(926)	(37)	(963)
Net finance costs	7	(88)	13	(75)	(224)	122	(102)	(428)	35	(393)
Profit before tax		4,231	142	4,373	2,550	107	2,657	5,612	(404)	5,208
Income tax (expense)/income	8	(1,318)	116	(1,202)	(548)	22	(526)	(1,283)	8	(1,275)
Profit for the financial period		2,913	258	3,171	2,002	129	2,131	4,329	(396)	3,933
Attributable to:										
Minority interests		411	(183)	228	303	(10)	293	593	(181)	412
Equity shareholders of the Company	4	2,502	441	2,943	1,699	139	1,838	3,736	(215)	3,521

	Note	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Earnings per share (US$)				
Basic	9	2.00	1.27	2.43
Diluted	9	1.94	1.23	2.36
Dividends				
Proposed ordinary dividend per share (US cents)		33.0	28.0	62.0
Proposed ordinary dividend (US$ million)		484	404	903
Proposed special dividend per share (US cents)		67.0	–	33.0
Proposed special dividend (US$ million)		983	–	480
Dividends paid during the period per share (US cents)		95.0	51.0	79.0
Dividends paid during the period (US$ million)		1,406	734	1,137

[1] The Group has changed the presentation of the consolidated income statement to report remeasurements separately in addition to special items (consistent with the presentation adopted in the 2005 Annual Report). The 30 June 2005 comparative figures have been adjusted accordingly. See note 6 to the financial information.

Underlying earnings and underlying earnings per share are set out in note 9.

Consolidated balance sheet
as at 30 June 2006

US$ million	Note	As at 30.06.06	As at 30.06.05	As at 31.12.05
Intangible assets		**2,056**	2,588	2,572
Tangible assets		**21,848**	29,604	30,796
Biological assets		**314**	331	350
Environmental rehabilitation trusts		**166**	217	288
Investments in associates		**4,620**	3,269	3,165
Financial asset investments		**710**	851	899
Deferred tax assets		**280**	226	337
Other financial assets (derivatives)		**98**	266	183
Other non-current assets		**115**	62	153
Total non-current assets		**30,207**	37,414	38,743
Inventories		**2,836**	3,180	3,569
Trade and other receivables		**5,347**	5,289	5,174
Current tax assets		**170**	96	211
Current financial asset investments		**2**	5	16
Other current financial assets (derivatives)		**253**	527	747
Cash and cash equivalents	12	**2,638**	2,788	3,430
Total current assets		**11,246**	11,885	13,147
Assets classified as held for sale	16	**2,498**	757	–
Total assets		**43,951**	50,056	51,890
Short term borrowings		**(1,710)**	(2,623)	(2,076)
Trade and other payables		**(4,550)**	(4,497)	(5,024)
Short term provisions		**(50)**	(3)	(19)
Current tax liabilities		**(1,187)**	(790)	(1,145)
Other current financial liabilities (derivatives)		**(336)**	(547)	(1,286)
Total current liabilities		**(7,833)**	(8,460)	(9,550)
Medium and long term borrowings		**(3,310)**	(7,250)	(6,363)
Retirement benefit obligations		**(755)**	(1,016)	(1,258)
Other financial liabilities (derivatives)		**(358)**	(406)	(508)
Deferred tax liabilities		**(3,472)**	(5,022)	(5,201)
Provisions		**(934)**	(1,370)	(1,432)
Total non-current liabilities		**(8,829)**	(15,064)	(14,762)
Liabilities directly associated with assets classified as held for sale	16	**(1,184)**	(283)	–
Total liabilities		**(17,846)**	(23,807)	(24,312)
Net assets		**26,105**	26,249	27,578
Equity				
Called-up share capital	10	**765**	747	747
Share premium account		**2,474**	1,634	1,637
Other reserves		**82**	1,100	1,330
Retained earnings	11	**20,202**	18,586	19,907
Equity attributable to equity shareholders of the Company		**23,523**	22,067	23,621
Minority interests	11	**2,582**	4,182	3,957
Total equity		**26,105**	26,249	27,578

The interim financial information was approved by the Board of directors on 3 August 2006.

Consolidated cash flow statement
for the six months ended 30 June 2006

US$ million	Note	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Cash inflows from operations	12	**4,060**	3,074	7,265
Dividends from associates		**100**	300	461
Dividends from financial asset investments		**3**	4	9
Income tax paid		**(874)**	(447)	(954)
Net cash inflows from operating activities		**3,289**	2,931	6,781
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash and cash equivalents		**(215)**	(111)	(298)
Investment in associates		**(4)**	(26)	(29)
Purchases of tangible assets		**(1,466)**	(1,433)	(3,306)
Investment in biological assets		**(33)**	(26)	(55)
Purchases of financial asset investments		**(11)**	(163)	(203)
Disposal of subsidiaries, net of cash and cash equivalents		**882**	67	419
Sale of interests in joint ventures		**–**	–	2
Sale of interests in associates		**–**	–	11
Repayment of loans and capital from associates		**394**	208	370
Proceeds from disposal of tangible assets		**58**	37	327
Proceeds from sale of financial asset investments		**70**	226	245
Loan repayments from related parties		**–**	–	1
Utilised in hedge restructure		**–**	(69)	(69)
Other investing activities		**13**	10	(18)
Net cash used in investing activities		**(312)**	(1,280)	(2,603)
Cash flows from financing activities				
Movement in current financial asset investments		**–**	(5)	13
Issue of shares by subsidiaries to minority interests		**48**	21	73
Sale of treasury shares to employees		**191**	82	240
Purchase of treasury shares		**(1,560)**	–	–
Interest received and other investment income		**122**	102	210
Interest paid		**(256)**	(319)	(547)
Dividends paid to minority interests		**(193)**	(165)	(421)
Dividends paid to Company shareholders		**(1,453)**	(727)	(1,137)
Repayment of short term borrowings		**(251)**	(510)	(1,356)
Repayment of medium and long term borrowings		**(70)**	(33)	(632)
Capital element of finance leases		**(14)**	–	–
Other financing activity		**42**	(45)	(19)
Net cash used in financing activities		**(3,394)**	(1,599)	(3,576)
Net (decrease)/ increase in cash and cash equivalents		**(417)**	52	602
Cash and cash equivalents at start of period[1]		**3,319**	2,781	2,781
Cash movements in the period		**(417)**	52	602
Effects of changes in foreign exchange rates		**(213)**	(157)	(64)
Cash and cash equivalents at end of period[1]	12	**2,689**	2,676	3,319

[1] Cash and cash equivalents per the cash flow statement includes overdrafts and cash and cash equivalents within disposal groups and is reconciled to the balance sheet in note 12.

Consolidated statement of recognised income and expense
for the six months ended 30 June 2006

US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
Gain/(loss) on revaluation of available for sale investments	**116**	(20)	31
Loss on cash flow hedges	**(344)**	(87)	(316)
Loss on cash flow hedges – associates	**(174)**	–	–
Exchange losses on translation of foreign operations	**(1,113)**	(2,557)	(2,182)
Actuarial gain/(loss) on post-retirement benefit schemes	**54**	(48)	(171)
Actuarial loss on post-retirement benefit schemes – associates	**–**	–	(24)
Deferred tax	**121**	53	140
Other movements	**–**	–	5
Net expense recognised directly in equity	**(1,340)**	(2,659)	(2,517)
Transfers			
Transferred to profit or loss: sale of available for sale investments	**(31)**	(32)	(32)
Transferred to profit or loss: cash flow hedges	**2**	(6)	(8)
Transferred to the initial carrying amount of hedged items on cash flow hedges	**–**	(4)	–
Transferred to profit or loss: exchange differences on disposal of foreign operations	**11**	–	–
Tax on items transferred from equity	**–**	1	–
Total transferred from equity	**(18)**	(41)	(40)
Profit for the period	**3,171**	2,131	3,933
Total recognised income and expense	**1,813**	(569)	1,376
Attributable to:			
Minority interests	**(8)**	(123)	(82)
Equity shareholders of the Company	**1,821**	(446)	1,294

Notes to financial Information

1. General information

The financial information for the year ended 31 December 2005 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. This information was derived from the statutory accounts for the year ended 31 December 2005, a copy of which has been delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards (IFRS). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 4, 9 and 13 to this report.

2. Basis of preparation

These June 2006 interim consolidated financial statements ('the interim financial statements') are for the six months ended 30 June 2006 and have been prepared in accordance with IFRS including International Accounting Standard (IAS) 34, *Interim Financial Reporting*. The interim financial statements have been prepared under the historical cost convention as modified by the recording of pension liabilities and revaluation of biological assets and certain financial instruments.

The accounting policies applied are consistent with those adopted and disclosed in the Group's annual financial statements for the year ended 31 December 2005, with the exception of adopting the Amendment to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (with effect from 1 January 2006). IAS 21 provides additional guidance that allows the net investment in a foreign operation to include loans between sister companies in the Group. This has not had a material impact on the Group.

3. Segmental information

Based on risks and returns the directors consider that the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

The analysis of associates' revenue by business segment is provided here for completeness and consistency.

On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti Limited for cash of $978 million. This, together with the Group's non-participation in the issue of additional ordinary shares by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.8%.

As a result of this, the Group is no longer considered to 'control' AngloGold Ashanti and therefore our investment is now reflected in the Group accounts on an equity accounted basis. This change in accounting treatment is effective from the date of sale and therefore the current period includes AngloGold Ashanti's 100% contribution to profit for the period 1 January to 20 April 2006 and a 41.8% share of associate's profit for the period 20 April 2006 until the period end.

3. Segmental information (continued)

Primary reporting format – by business segment

US$ million	Segment Revenue[1][2]			Segment result before special items and remeasurements[4]			Segment result after special items and remeasurements[4]		
	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Subsidiaries and joint ventures									
Platinum	**2,623**	1,738	3,646	**914**	405	835	**914**	405	835
Gold	**857**	1,325	2,629	**228**	171	332	**(142)**	115	(50)
Coal	**1,293**	1,191	2,766	**227**	243	752	**103**	243	753
Base Metals	**2,967**	1,629	3,647	**1,854**	721	1,678	**1,838**	721	1,667
Industrial Minerals	**1,989**	2,021	4,043	**150**	191	366	**(128)**	175	350
Ferrous Metals and Industries	**2,931**	3,175	6,030	**612**	667	1,308	**618**	666	1,312
Paper and Packaging	**3,515**	3,431	6,673	**205**	226	484	**133**	226	401
Exploration	**–**	–	–	**(66)**	(67)	(150)	**(66)**	(67)	(150)
Corporate Activities	**–**	–	–	**(118)**	(131)	(261)	**(118)**	(131)	(261)
Total subsidiaries and joint ventures	**16,175**	14,510	29,434	**4,006**	2,426	5,344	**3,152**	2,353	4,857
Revenue and net income from associates									
Platinum	**41**	29	68	**12**	3	12	**12**	3	12
Gold	**245**	8	15	**38**	1	–	**(2)**	1	(2)
Diamonds	**1,635**	1,628	3,316	**143**	163	386	**239**	155	257
Coal	**297**	288	583	**91**	92	192	**91**	92	192
Industrial Minerals	**6**	14	30	**1**	2	3	**1**	2	3
Ferrous Metals and Industries	**273**	519	743	**23**	83	96	**23**	150	189
Paper and Packaging	**153**	149	283	**5**	4	7	**5**	4	6
Total associates	**2,650**	2,635	5,038	**313**	348	696	**369**	407	657
Total Group operations including net income from associates	**18,825**	17,145	34,472	**4,319**	2,774	6,040	**3,521**	2,760	5,514
Net profit/(loss) on disposals							**927**	(1)	87
Total profit from operations and associates							**4,448**	2,759	5,601

As further additional information, a segmental analysis of associates' operating profit is set out below to show operating profit for total Group operations including associates.

US$ million	Operating profit before special items and remeasurements[4]			Operating profit after special items and remeasurements[4]		
	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Total subsidiaries and joint ventures	**4,006**	2,426	5,344	**3,152**	2,353	4,857
Associates						
Platinum	**20**	5	19	**20**	5	19
Gold	**75**	1	–	**2**	1	(2)
Diamonds	**293**	297	583	**276**	297	431
Coal	**129**	131	267	**129**	131	267
Industrial Minerals	**1**	2	4	**1**	2	4
Ferrous Metals and Industries	**32**	124	148	**32**	124	149
Paper and Packaging	**7**	7	11	**7**	7	11
Total associates	**557**	567	1,032	**467**	567	879
Total Group operations including operating profit from associates	**4,563**	2,993	6,376	**3,619**	2,920	5,736

(1) *Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited* against cost of sales. The amount credited to Group cost of sales for the 6 months ended 30 June 2006 was $34 million (6 months ended 30 June 2005: $36 million; year ended 31 December 2005: $76 million) and related principally to AngloGold Ashanti, who credit uranium, silver and acid revenues to cost of sales in accordance with the Gold Industry Standard on production cost.

(2) Base Metals' turnover is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries.

(3) Segment result is defined as being segment revenue less segment expense; that is, operating profit. In addition net income from associates is shown by segment. There are no material inter-segment transfers or transactions that would affect the segment result.

(4) Special items and remeasurements are set out in note 6.

3. Segmental information (continued)

Primary reporting format – by business segment (continued)

Associates' operating profit is reconciled to 'Net income from associates' as follows:

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Operating profit from associates before special items and remeasurements	**557**	567	1,032
Operating special items and remeasurements (see note 6)	**(90)**	–	(153)
Operating profit from associates after special items and remeasurements	**467**	567	879
Net profit on disposals (see note 6)	**108**	68	98
Financing remeasurements (see note 6)	**20**	(9)	7
Net finance costs (before remeasurements)	**(50)**	(31)	(51)
Income tax expense (after special items and remeasurements)	**(166)**	(185)	(274)
Underlying minority interest (after special items and remeasurements)	**(10)**	(3)	(2)
Net income from associates	**369**	407	657

The segment result and associates' operating profit before special items and remeasurements, as shown above, is reconciled to 'Profit for the financial period' as follows:

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Operating profit, including associates, before special items and remeasurements	**4,563**	2,993	6,376
Operating special items and remeasurements (see note 6):			
Subsidiaries and joint ventures	**(854)**	(73)	(487)
Gold	**(370)**	(56)	(382)
Coal	**(124)**	–	1
Base Metals	**(16)**	–	(11)
Industrial Minerals	**(278)**	(16)	(16)
Ferrous Metals and Industries	**6**	(1)	4
Paper and Packaging	**(72)**	–	(83)
Associates	**(90)**	–	(153)
Gold	**(73)**	–	(2)
Diamonds	**(17)**	–	(152)
Ferrous Metals and Industries	**–**	–	1
Operating profit, including associates, after special items and remeasurements	**3,619**	2,920	5,736
Net profit on disposals			
Subsidiaries and joint ventures	**927**	(1)	87
Associates	**108**	68	98
Associates' net finance costs	**(50)**	(31)	(51)
Associates' financing remeasurements	**20**	(9)	7
Associates' income tax expense	**(166)**	(185)	(274)
Associates' underlying minority interests	**(10)**	(3)	(2)
Total profit from operations and associates	**4,448**	2,759	5,601
Net finance costs before remeasurements	**(88)**	(224)	(428)
Financing remeasurements	**13**	122	35
Profit before tax	**4,373**	2,657	5,208
Income tax expense	**(1,202)**	(526)	(1,275)
Profit for the financial period	**3,171**	2,131	3,933

3. Segmental information (continued)

Primary reporting format – by business segment (continued)

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets[(1)]			Segment liabilities[(2)]			Net segment assets			Capital expenditure[(3)]		
US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
Platinum	**7,009**	6,907	7,550	**(494)**	(336)	(532)	**6,515**	6,571	7,018	**286**	247	685
Gold	**–**	7,545	7,890	**–**	(752)	(908)	**–**	6,793	6,982	**196**	311	721
Coal	**3,052**	2,927	3,024	**(853)**	(803)	(780)	**2,199**	2,124	2,244	**290**	126	331
Base Metals	**5,467**	5,143	5,358	**(614)**	(467)	(573)	**4,853**	4,676	4,785	**109**	109	273
Industrial Minerals	**5,201**	5,243	5,041	**(813)**	(988)	(1,059)	**4,388**	4,255	3,982	**194**	151	312
Ferrous Metals and Industries	**3,163**	4,798	5,341	**(675)**	(658)	(902)	**2,488**	4,140	4,439	**298**	139	376
Paper and Packaging	**7,717**	7,426	7,400	**(1,046)**	(1,067)	(1,035)	**6,671**	6,359	6,365	**333**	388	703
Exploration	**–**	–	–	**(2)**	(5)	(3)	**(2)**	(5)	(3)	**–**	–	–
Corporate Activities	**221**	154	251	**(294)**	(229)	(310)	**(73)**	(75)	(59)	**9**	8	27
	31,830	40,143	41,855	**(4,791)**	(5,305)	(6,102)	**27,039**	34,838	35,753	**1,715**	1,479	3,428
Unallocated:												
Investment in associates	**4,620**	3,269	3,165	**–**	–	–	**4,620**	3,269	3,165			
Financial asset investments	**712**	856	915	**–**	–	–	**712**	856	915			
Deferred tax assets/(liabilities)	**280**	226	337	**(3,472)**	(5,022)	(5,201)	**(3,192)**	(4,796)	(4,864)			
Cash and cash equivalents	**2,638**	2,788	3,430	**–**	–	–	**2,638**	2,788	3,430			
Other financial assets/(liabilities) – (derivatives)	**351**	793	930	**(694)**	(953)	(1,794)	**(343)**	(160)	(864)			
Other non-operating assets/ (liabilities)[(4)]	**3,520**	1,981	1,258	**(3,557)**	(2,275)	(2,420)	**(37)**	(294)	(1,162)			
Provisions	**–**	–	–	**(312)**	(379)	(356)	**(312)**	(379)	(356)			
Borrowings	**–**	–	–	**(5,020)**	(9,873)	(8,439)	**(5,020)**	(9,873)	(8,439)			
Net assets	**43,951**	50,056	51,890	**(17,846)**	(23,807)	(24,312)	**26,105**	26,249	27,578			

(1) Segment assets at 30 June 2006 are operating assets and consist primarily of tangible assets ($21,848 million), intangible assets ($2,056 million), biological assets ($314 million), environmental rehabilitation trusts ($166 million), inventories ($2,836 million), pension and post-retirement healthcare assets ($57 million) and operating receivables ($4,552 million). Segment assets at 30 June 2005 consist of tangible assets ($29,604 million), intangible assets ($2,588 million), biological assets ($331 million), environmental rehabilitation trusts ($217 million), inventories ($3,180 million), pension and post-retirement healthcare assets ($2 million) and operating receivables ($4,221 million). Segment assets at 31 December 2005 consist of tangible assets ($30,796 million), intangible assets ($2,572 million), biological assets ($350 million), environmental rehabilitation trusts ($288 million), inventories ($3,569 million), pension and post-retirement health care assets ($77million) and operating receivables ($4,203 million).

(2) Segment liabilities are operating liabilities and consist primarily of non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

(3) Capital expenditure reflects cash payments, capitalised interest and accruals in respect of additions to tangible assets of $1,473 million (30 June 2005: $1,441 million; 31 December 2005: $3,373 million) and intangible assets of $14 million (30 June 2005: $2 million; 31 December 2005: $4 million) and includes additions resulting from acquisitions through business combinations of $228 million (30 June 2005: $36 million; 31 December 2005: $51 million).

(4) Other non-operating assets/(liabilities) includes $2,498 million assets (30 June 2005: $757 million; 31 December 2005: $nil), $1,184 million liabilities (30 June 2005: $283 million; 31 December 2005: $nil), net segment assets $1,314 million relating to assets classified as held for sale (30 June 2005: $474 million; 31 December 2005: $nil). For segmental split see note 16.

Other primary segment items included in the income statement are as follows:

	Depreciation and amortisation			(Impairments)/reversal[(1)]			Other non-cash expense[(2)]		
US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
Platinum	**237**	198	428	**–**	–	–	**40**	53	55
Gold	**183**	261	538	**–**	(38)	(96)	**12**	22	50
Coal	**85**	85	188	**(122)**	–	–	**13**	10	14
Base Metals	**169**	155	312	**–**	–	1	**44**	32	68
Industrial Minerals	**124**	124	248	**(278)**	(16)	(16)	**14**	25	36
Ferrous Metals and Industries	**137**	158	300	**9**	(1)	8	**7**	50	56
Paper and Packaging	**218**	211	411	**(71)**	–	(83)	**15**	12	17
Exploration	**–**	–	–	**–**	–	–	**1**	1	1
Corporate Activities	**10**	7	16	**–**	–	–	**20**	19	41
	1,163	1,199	2,441	**(462)**	(55)	(186)	**166**	224	338

(1) Includes restructuring charges. See operating special items in note 6.

(2) Other non-cash expenses include share-based payments and charges in respect of environmental rehabilitation provisions and other provisions.

3. Segmental information (continued)

Secondary reporting format – by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is as follows. The geographical analysis of the Group's attributable revenue from associates is provided for completeness and consistency.

	Revenue		
US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
Subsidiaries and joint ventures			
South Africa	**2,930**	2,474	5,280
Rest of Africa	**363**	247	505
Europe	**6,943**	7,112	13,629
North America	**1,296**	1,375	2,740
South America	**1,190**	810	1,723
Australia and Asia	**3,453**	2,492	5,557
Total subsidiaries and joint ventures	**16,175**	14,510	29,434
Associates			
South Africa	**143**	406	169
Rest of Africa	**454**	6	40
Europe	**740**	680	1,500
North America	**498**	811	1,768
South America	**15**	14	29
Australia and Asia	**800**	718	1,532
Total associates	**2,650**	2,635	5,038
Total Group operations including associates	**18,825**	17,145	34,472

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located is:

	Segment assets			Segment liabilities			Net segment assets			Capital expenditure		
US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
South Africa	**13,106**	16,459	18,965	**(1,792)**	(2,043)	(2,689)	**11,314**	14,416	16,276	**740**	821	1,890
Rest of Africa	**734**	4,360	4,142	**(82)**	(239)	(298)	**652**	4,121	3,844	**58**	92	261
Europe	**10,657**	10,699	10,048	**(1,655)**	(1,932)	(1,926)	**9,002**	8,767	8,122	**425**	310	658
North America	**307**	488	500	**(114)**	(46)	(59)	**193**	442	441	**109**	30	28
South America	**4,871**	4,927	5,124	**(594)**	(514)	(543)	**4,277**	4,413	4,581	**145**	132	317
Australia and Asia	**2,155**	3,210	3,076	**(554)**	(531)	(587)	**1,601**	2,679	2,489	**238**	94	274
	31,830	40,143	41,855	**(4,791)**	(5,305)	(6,102)	**27,039**	34,838	35,753	**1,715**	1,479	3,428

3. Segmental information (continued)

Secondary reporting format – by geographical segment (continued)

Additional disclosure of secondary segmental information by origin is as follows:

US$ million	Revenue			Operating profit before special items and remeasurements[1]			Operating profit after special items and remeasurements[1]		
	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Subsidiaries and joint ventures									
South Africa	**6,444**	5,849	11,981	**1,691**	1,144	2,651	**1,523**	1,124	2,482
Rest of Africa	**465**	553	1,193	**94**	34	63	**(102)**	15	(156)
Europe	**5,337**	5,085	9,748	**404**	370	694	**77**	354	600
North America	**201**	342	531	**24**	21	27	**(14)**	14	(11)
South America	**2,796**	1,742	3,873	**1,683**	757	1,732	**1,650**	755	1,704
Australia and Asia	**932**	939	2,108	**110**	100	177	**18**	91	238
Total subsidiaries and joint ventures	**16,175**	14,510	29,434	**4,006**	2,426	5,344	**3,152**	2,353	4,857
Associates									
South Africa	**636**	768	1,479	**119**	139	217	**90**	139	193
Rest of Africa	**1,158**	1,065	2,138	**220**	192	468	**190**	192	356
Europe	**380**	359	753	**71**	60	47	**71**	60	30
North America	**6**	–	–	**3**	–	–	**(22)**	–	–
South America	**290**	263	525	**95**	107	189	**92**	107	189
Australia and Asia	**180**	180	143	**49**	69	111	**46**	69	111
Total associates	**2,650**	2,635	5,038	**557**	567	1,032	**467**	567	879
Total Group operations including *associates*	***18,825***	*17,145*	*34,472*	***4,563***	*2,993*	*6,376*	***3,619***	*2,920*	*5,736*

[1] Special items and remeasurements are set out in note 6.

4. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit including operating profit from associates for the financial period and its underlying earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial period to underlying earnings is given in note 9. Group operating profit including operating profit from associates is reconciled to 'Underlying earnings' and 'Profit for the financial period attributable to equity shareholders of the Company' in the table below:

							6 months ended 30.06.06
US$ million	Operating profit before *special items and* remeasurements(1)	Operating profit after *special items and* remeasurements	Special items and *remeasurements:* operating(2)	*Net profit on* disposals(2)	Financing Remeasurements and other(2)	Net interest, tax *and minority* interests	Total
By business segment							
Platinum	934	934	–	–	–	(442)	492
Gold	303	(140)	443	–	–	(201)	102
Diamonds	293	276	17	–	–	(129)	164
Coal	356	232	124	–	–	(96)	260
Base Metals	1,854	1,838	16	–	–	(577)	1,277
Industrial Minerals	151	(127)	278	–	–	(39)	112
Ferrous Metals and Industries	644	650	(6)	–	–	(351)	293
Paper and Packaging	212	140	72	–	–	(92)	120
Exploration	(66)	(66)	–	–	–	13	(53)
Corporate Activities	(118)	(118)	–	–	–	(147)	(265)
Total/Underlying earnings	4,563	3,619	944	–	–	(2,061)	2,502
Underlying earnings adjustments (note 9)			(944)	1,035	33	317	441
Profit for the financial year attributable to equity shareholders of the Company							**2,943**

							6 months ended 30.06.05
US$ million	Operating profit before special items and remeasurements(1)	Operating profit after special items and remeasurements	Special items and remeasurements: operating(2)	Net profit on disposals(2)	Financing remeasurements and other(2)	Net interest, tax and minority interests	Total
By business segment							
Platinum	410	410	–	–	–	(154)	256
Gold	172	116	56	–	–	(103)	69
Diamonds	297	297	–	–	–	(109)	188
Coal	374	374	–	–	–	(111)	263
Base Metals	721	721	–	–	–	(196)	525
Industrial Minerals	193	177	16	–	–	(53)	140
Ferrous Metals and Industries	791	790	1	–	–	(378)	413
Paper and Packaging	233	233	–	–	–	(100)	133
Exploration	(67)	(67)	–	–	–	17	(50)
Corporate Activities	(131)	(131)	–	–	–	(107)	(238)
Total/Underlying earnings	2,993	2,920	73	–	–	(1,294)	1,699
Underlying earnings adjustments (note 9)			(73)	67	113	32	139
Profit for the financial period attributable to equity shareholders of the Company							1,838

4. Profit for the financial period (continued)

US$ million	Operating profit before special items and remeasurements[1]	Operating profit after special items and remeasurements	Special items and remeasurements: operating[2]	Net profit on disposals[2]	Financing remeasurements and other[2]	Net interest, tax and minority interests	Total
							Year ended 31.12.05
By business segment							
Platinum	854	854	–	–	–	(371)	483
Gold	332	(52)	384	–	–	(227)	105
Diamonds	583	431	152	–	–	(153)	430
Coal	1,019	1,020	(1)	–	–	(295)	724
Base Metals	1,678	1,667	11	–	–	(438)	1,240
Industrial Minerals	370	354	16	–	–	(103)	267
Ferrous Metals and Industries	1,456	1,461	(5)	–	–	(699)	757
Paper and Packaging	495	412	83	–	–	(199)	296
Exploration	(150)	(150)	–	–	–	35	(115)
Corporate Activities	(261)	(261)	–	–	–	(190)	(451)
Total/Underlying earnings	6,376	5,736	640	–	–	(2,640)	3,736
Underlying earnings adjustments (note 9)			(640)	185	42	198	(215)
Profit for the financial year attributable to equity shareholders of the Company							3,521

(1) Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 3.

(2) Special items and remeasurements are set out in note 6.

5. Exploration expenditure

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
By business segment			
Platinum	15	9	21
Gold	16	22	45
Coal	10	4	13
Base Metals	19	20	50
Ferrous Metals and Industries	6	12	21
	66	67	150

6. Special items and remeasurements

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals and other exceptional items including significant legal provisions. Non-operating special items include profits and losses on disposals of investments and businesses.

Remeasurements comprise other items which the Group believes should be reported separately to aid an understanding of the underlying performance of the Group. This category includes (i) unrealised gains and losses on 'non-hedge' derivative instruments open at period end and the reversal of the historical marked-to-market value of instruments settled in the period, such that the full realised gain or loss is recorded in underlying earnings in the same period as the underlying transaction for which such instruments provide an economic, but not formally designated, hedge and (ii) foreign exchange gains and losses arising on the retranslation of dollar denominated De Beers' preference shares held by a Rand functional currency subsidiary of the Group. Remeasurements are defined as operating, non-operating or financing according to the nature of the underlying expense.

6. Special items and remeasurements (continued)

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Subsidiaries and joint ventures			
Operating special items			
Impairment of Tarmac assets and restructuring costs	**(278)**	(12)	(12)
Impairment and closure costs of Dartbrook	**(122)**	–	–
Impairment of Packaging assets	**(72)**	–	–
Impairment of Corrugated assets, goodwill and restructuring costs	**–**	–	(77)
Impairment of Bibiani	**–**	–	(38)
Closure of Ergo	**–**	(31)	(31)
Other	**10**	(12)	(28)
Total operating special items	**(462)**	(55)	(186)
Taxation	**97**	17	14
Minority interests	**2**	12	38
Total attributable to equity shareholders	**(363)**	(26)	(134)
Operating remeasurements			
Unrealised net losses on non-hedge derivatives	**(392)**	(18)	(301)
Taxation	**46**	(6)	22
Minority interests	**160**	12	130
Total attributable to equity shareholders	**(186)**	(12)	(149)
Financing remeasurements			
Fair value (loss)/gain on AngloGold Ashanti convertible bond	**(43)**	32	(32)
Foreign exchange gain on De Beers' preference shares	**44**	91	72
Unrealised net gains and (losses) on non-hedge derivatives	**12**	(1)	(5)
Total financing remeasurements	**13**	122	35
Taxation	**(1)**	–	(2)
Minority interests	**21**	(16)	16
Total attributable to equity shareholders	**33**	106	49
Profits and (losses) on disposals			
Part disposal of AngloGold Ashanti	**737**	–	–
Gain on deemed disposal of AngloGold Ashanti	**159**	–	–
Part disposal of Western Areas	**31**	7	14
Gain on sale of mineral rights – Anglo American Brazil	**14**	–	–
Formation of Marikana JV	**–**	–	27
Sale of Acerinox	**–**	25	25
Disposal of Wendt	**–**	21	21
Disposal of Boart Longyear	**–**	–	21
Disposal of Elandsfontein	**–**	–	18
Sale of Columbus	**–**	14	14
Disposal of Hope Downs	**–**	(50)	(57)
Part disposal of Mondi Packaging South Africa	**–**	(18)	(12)
Other items	**(14)**	–	16
Net profit on disposals	**927**	(1)	87
Taxation	**(26)**	11	(26)
Minority interests	**–**	2	(3)
Total attributable to equity shareholders	**901**	12	58
Total special items and remeasurements before tax and minority interests	**86**	48	(365)
Taxation	**116**	22	8
Minority interests	**183**	10	181
Total special items and remeasurements attributable to equity shareholders	**385**	80	(176)

6. Special items and remeasurements (continued)

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Associates' special items and remeasurements			
Share of De Beers' class action payment	**(20)**	–	(113)
Unrealised net losses on non-hedge derivatives	**(70)**	–	(16)
Other impairments and restructuring costs	**–**	–	(24)
Operating special items and remeasurements	**(90)**	–	(153)
Associates' financing remeasurements			
Fair value gain on AngloGold Ashanti convertible bond	**12**	–	–
Unrealised net gains and (losses) on non-hedge derivatives	**8**	(9)	7
Total financing remeasurements	**20**	(9)	7
Associates' profits and (losses) on disposals			
Gain on partial sale of De Beers Consolidated Mines	**105**	–	–
Disposal of Samancor Chrome	**–**	52	52
Disposal of Wonderkop joint venture interest	**–**	–	20
Other items	**3**	16	26
Net profit on disposals	**108**	68	98
Total associates' special items and remeasurements	**38**	59	(48)
Taxation	**18**	–	7
Minority interests	**–**	–	2
Net associates' special items and remeasurements	**56**	59	(39)

Operating special items and remeasurements

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Operating special items	**(462)**	(55)	(186)
Operating remeasurements	**(392)**	(18)	(301)
	(854)	(73)	(487)
Associates' operating special items	**(20)**	–	(137)
Associates' operating remeasurements	**(70)**	–	(16)
	(90)	–	(153)
Total operating special items and remeasurements (including associates)	**(944)**	(73)	(640)
Operating special items including associates	**(482)**	(55)	(323)
Operating remeasurements including associates	**(462)**	(18)	(317)
Total operating special items and remeasurements (including associates)	**(944)**	(73)	(640)

Operating special items excluding associates of $462 million (6 months ended 30 June 2005: $55 million; year ended 31 December 2005: $186 million) relate principally to impairment, restructuring and closure costs.

Following the conclusion of its strategic review, Industrial Minerals has identified certain non-core assets which are to be sold and other assets which are to be restructured and, as such, Tarmac has recorded a combined impairment and restructuring charge of $278 million.

On 18 May 2006 the Group announced that due to ongoing geological difficulties, Anglo Coal intends to implement a phased reduction of operations at Dartbrook. As such an impairment charge and closure costs of $122 million have been recognised.

Paper and Packaging have recorded an additional impairment of $72 million mainly of downstream converting Packaging assets as a result of continuing challenging market conditions.

Unrealised net losses excluding associates of $392 million on non-hedge derivatives (6 months ended 30 June 2005: $18 million; year ended 31 December 2005: $301 million) have been included in operating remeasurements. These unrealised losses were recorded principally at AngloGold Ashanti, during the period it was held as a subsidiary prior to 20 April 2006.

6. Special items and remeasurements *(continued)*

Associates' operating special items and remeasurements include $20 million for the Group's share of De Beers' payment in respect of class action suits. Agreement has been reached, and a preliminary order issued, to settle the majority of civil class action suits filed against De Beers in the United States. This settlement does not involve any admission of liability on the part of De Beers and will, when concluded, bring to an end a number of outstanding class actions. In 2005, De Beers paid $250 million ($113 million attributable share) into escrow and an additional $45 million ($20 million attributable share) has been paid by De Beers into escrow pending conclusion of the settlement process.

The Group's share of unrealised net losses on non-hedge derivatives of AngloGold Ashanti incurred during the period of ownership as an associate totalled $73 million, partially offset by gains at De Beers.

Financing remeasurements
AngloGold Ashanti records the option element of its convertible bond at fair value with changes going through the income statement following the adoption of IAS 32 and IAS 39. As a result, a charge of $43 million (6 months ended 30 June 2005: gain of $32 million; year ended 31 December 2005: charge of $32 million) has been included in financing remeasurements, relating to the period it was held as a subsidiary.

The Group holds US dollar preference shares issued by De Beers which are held by a Rand functional currency subsidiary of the Group. These shares are classified as 'non-current investments' and retranslated at each period end. As a result, a gain of $44 million (6 months ended 30 June 2005: $91 million; year ended 31 December 2005: $72 million) has been included in financing remeasurements.

Associates' financing remeasurements
The Group's share of the associates' financing remeasurements includes a share of the fair value movement of the option element of the convertible bond of AngloGold Ashanti which generated a gain of $12 million during the period that this investment was recorded as an associate, and a share of the unrealised gains on non-hedge financing derivatives of $8 million in De Beers.

Profits and losses on disposals
On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti for cash of $978 million. This, together with the Group's non-participation in the issue of additional ordinary shares by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.8%.

As such the Group has recorded a profit on disposal of $737 million in respect of shares sold and a profit on the deemed disposal of $159 million, arising from the non-participation in the issue of ordinary shares by AngloGold Ashanti. Further details are provided in note 15.

Associates' profit and losses on disposal
In April, De Beers announced that agreements had been signed in respect of the implementation of the De Beers' BEE transaction resulting in the sale of an indirect 26% equity interest in De Beers Consolidated Mines Limited to Ponahalo Holdings (Proprietary) Limited. The total agreed proceeds for the transaction were approximately $585 million. The Group's share of the profit realised on the transaction was $105 million.

7. Net finance costs

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings. Fair value gains/(losses) on derivatives, presented below, include the mark-to-market value changes of interest rate and currency derivatives designated as fair value hedges, net of fair value changes in the associated hedged risk; and fair value changes of non-hedge derivatives of non-operating items, including the mark-to-market of the conversion option within the AngloGold Ashanti convertible bond, relating to the period it was held as a subsidiary.

US$ million	Before remeasure-ments 30.06.06	After remeasure-ments 30.06.06	Before remeasure-ments 30.06.05	After remeasure-ments 30.06.05	Before remeasure-ments 31.12.05	After remeasure-ments 31.12.05
Investment income						
Interest and other financial income	**128**	**128**	115	115	227	227
Expected return on defined benefit arrangements	**137**	**137**	106	106	241	241
Foreign exchange gains	**32**	**76**	–	96	20	92
Dividend income from financial asset investments	**5**	**5**	3	3	10	10
Fair value gains on derivatives	**–**	**20**	–	–	–	–
Other fair value gains	**5**	**5**	–	32	–	–
Total investment income	**307**	**371**	224	352	498	570
Interest expense						
Amortisation discount relating to provisions	**(17)**	**(17)**	(10)	(10)	(42)	(42)
Bank loans and overdrafts	**(148)**	**(148)**	(205)	(205)	(320)	(320)
Other loans	**(80)**	**(80)**	(116)	(116)	(167)	(167)
Interest paid on convertible bonds	**(4)**	**(4)**	–	–	(71)	(71)
Unwinding of discount on convertible bonds	**(13)**	**(13)**	(23)	(23)	(53)	(53)
Interest on defined benefit arrangements	**(129)**	**(129)**	(116)	(116)	(270)	(270)
Foreign exchange losses	**(9)**	**(10)**	–	–	(33)	(33)
Dividend on redeemable preference shares	**(5)**	**(5)**	–	–	–	–
Fair value losses on derivatives	**(2)**	**(9)**	(1)	(7)	(19)	(24)
Other fair value losses	**(1)**	**(44)**	–	–	–	(32)
	(408)	**(459)**	(471)	(477)	(975)	(1,012)
Less: interest capitalised	**13**	**13**	23	23	49	49
Total interest expense	**(395)**	**(446)**	(448)	(454)	(926)	(963)
Net finance cost	**(88)**	**(75)**	(224)	(102)	(428)	(393)

The weighted average interest rate applicable to interest on general borrowings capitalised was 8.1% (6 months ended 30 June 2005: 8.9%; year ended 31 December 2005: 8.7%).

Financing remeasurements are set out in note 6.

8. Tax on profit on ordinary activities

a) Analysis of charge for the period from continuing operations

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
United Kingdom corporation tax at 30%	**28**	55	15
South Africa tax	**361**	224	580
Other overseas tax	**773**	323	721
Current tax (excluding tax on special items and remeasurements)	**1,162**	602	1,316
Deferred tax	**156**	(54)	(33)
Total deferred tax (excluding tax on special items and remeasurements)	**156**	(54)	(33)
Total tax on special items and remeasurements	**(116)**	(22)	(8)
Total tax charge	**1,202**	526	1,275

8. Tax on profit on ordinary activities (continued)

b) Factors affecting tax charge for the period

The effective tax rate for the period of 27.5% (6 months ended 30 June 2005: 19.8%; year ended 31 December 2005: 24.5%), after adjusting profits for the net income from associates, is lower than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
Profit on ordinary activities before tax	**4,373**	2,657	5,208
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 30%	**1,312**	797	1,562
Tax effect of net income from associates	**(111)**	(122)	(197)
Tax effects of:			
Expenses not deductible for tax purposes			
Operating special items and remeasurements	**113**	11	110
Exploration costs	**10**	15	21
Other non-deductible expenses	**5**	55	92
Non-taxable income			
Profits and losses on disposals and remeasurements	**(255)**	(47)	(9)
Other non-taxable income	**(73)**	(67)	(113)
Temporary difference adjustments			
Changes in tax rates	**–**	(136)	(187)
Movement in tax losses	**(49)**	(9)	(30)
Other temporary differences	**7**	1	(23)
Other adjustments			
South African secondary tax on companies	**144**	49	160
Effect of differences between local and UK rates	**74**	(15)	(108)
Other adjustments	**25**	(6)	(3)
Tax charge for the period	**1,202**	526	1,275

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the 6 months ended 30 June 2006 is $166 million (6 months ended 30 June 2005: $185 million; year ended 31 December 2005: $274 million).

The effective rate of taxation including share of associates' tax before special items and remeasurements for the 6 months ended 30 June 2006 was 33.9%. This was an increase from the effective rate of 26.8% in the 6 months ended 30 June 2005. The June 2005 tax rate benefited from the one-off impact of a reduction in the statutory tax rates in South Africa and Ghana. Without this benefit the effective tax rate would have been 31.7%. The June 2006 tax rate reflects the relative impact of the statutory tax rates, on a fully distributed basis where appropriate, of the countries in which the Group operates. In future periods it is expected that the effective tax rate, including associates' tax, will remain above the UK statutory tax rate of 30%.

9. Earnings per share

US$	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Profit for the financial period attributable to equity shareholders			
Basic earnings per share	**2.00**	1.27	2.43
Diluted earnings per share	**1.94**	1.23	2.36
Headline earnings for the financial period[1]			
Basic earnings per share	**1.56**	1.24	2.43
Diluted earnings per share	**1.51**	1.19	2.36
Underlying earnings for the financial period[1]			
Basic earnings per share	**1.70**	1.18	2.58
Diluted earnings per share	**1.65**	1.13	2.50

[1] Basic and diluted earnings per share are shown based on headline and underlying earnings, which the directors believe to be useful additional measures of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Earnings			
Basic earnings, being profit for the financial period attributable to equity shareholders	**2,943**	1,838	3,521
Effect of dilutive potential ordinary shares			
Interest on convertible bonds (net of tax)	**2**	15	29
Unwinding of discount on convertible bonds (net of tax)	**–**	–	20
Diluted earnings	**2,945**	1,853	3,570
Number of shares (million)			
Basic number of ordinary shares outstanding[1]	**1,475**	1,442	1,447
Effect of dilutive potential ordinary shares[2]			
Share options	**19**	19	18
Convertible bonds	**25**	48	48
Diluted number of ordinary shares outstanding[1]	**1,519**	1,509	1,513

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes own shares held.

[2] Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

'Underlying earnings' is an alternative earnings measure, which the directors believe provides a clearer picture of the underlying financial performance of the Group's operations. Underlying earnings is presented after minority interests and excludes special items and remeasurements (see note 6). Underlying earnings is distinct from 'headline earnings', which is a Johannesburg Stock Exchange ('JSE Ltd') defined performance measure.

9. Earnings per share (continued)

The calculation of basic and diluted earnings per share, based on headline and underlying earnings, uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05	**6 months ended 30.06.06**	6 months ended 30.06.05	Year ended 31.12.05
Profit for the financial period attributable to equity shareholders	**2,943**	1,838	3,521	**2.00**	1.27	2.43
Special items: operating	**462**	55	186	**0.31**	0.04	0.13
Net (profit)/loss on disposals	**(927)**	1	(87)	**(0.63)**	–	(0.06)
Special items: associates [1]	**(108)**	(68)	(74)	**(0.07)**	(0.04)	(0.05)
Related tax	**(71)**	(28)	6	**(0.05)**	(0.02)	–
Related minority interest	**(2)**	(14)	(36)	**–**	(0.01)	(0.02)
Headline earnings for the financial period	**2,297**	1,784	3,516	**1.56**	1.24	2.43
Unrealised net losses on non-hedge derivatives	**442**	28	315	**0.30**	0.02	0.22
Fair value loss/(gain) on AngloGold Ashanti convertible bond	**31**	(32)	32	**0.02**	(0.02)	0.02
Exchange gain/loss on DBI preference shares	**(44)**	(91)	(72)	**(0.03)**	(0.06)	(0.05)
Share of De Beers' legal settlement	**20**	–	113	**0.01**	–	0.08
Related tax	**(63)**	6	(21)	**(0.04)**	–	(0.02)
Related minority interest	**(181)**	4	(147)	**(0.12)**	–	(0.10)
Underlying earnings for the financial period	**2,502**	1,699	3,736	**1.70**	1.18	2.58

[1] Excluding legal settlements.

The following instruments are potentially dilutive but have not been included in the calculation of diluted earnings per share because they are anti-dilutive for the periods presented:

	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Number of shares (million)			
Share options	–	8	–
Potentially dilutive shares	–	8	–

10. Called-up share capital

	As at 30.06.06		As at 30.06.05		As at 31.12.05	
	Number of shares	**US$ million**	Number of shares	US$ million	Number of shares	US$ million
Authorised						
5% cumulative preference shares of £1 each	**50,000**	**–**	50,000	–	50,000	–
Ordinary shares of 50 US cents each	**2,000,000,000**	**1,000**	2,000,000,000	1,000	2,000,000,000	1,000
Called-up, allotted and fully paid						
5% cumulative preference shares of £1 each	**50,000**	**–**	50,000	–	50,000	–
Ordinary shares of 50 US cents each	**1,530,894,824**	**765**	1,493,849,673	747	1,493,855,896	747

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

11. Reconciliation of changes in equity

US$ million	Total share capital[1]	Retained earnings[2]	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
	Attributable to equity shareholders of the Company						
Balance at 1 January 2005	2,380	17,440	55	2,247	998	4,466	27,586
Total recognised income and expense	–	1,798	–	(2,147)	(97)	(123)	(569)
Dividends paid	–	(734)	–	–	–	–	(734)
Shares issued	1	–	–	–	–	–	1
Share-based payments	–	–	44	–	–	3	47
Disposal of businesses	–	–	–	–	–	(3)	(3)
Issue of shares to minority interests	–	–	–	–	–	3	3
Dividends paid to minority interests	–	–	–	–	–	(165)	(165)
Exercise of employee share options	–	82	–	–	–	–	82
Purchase of minority interests	–	–	–	–	–	1	1
Balance at 30 June 2005	2,381	18,586	99	100	901	4,182	26,249
Total recognised income and expense	–	1,566	–	239	(65)	205	1,945
Dividends paid	–	(403)	–	–	–	–	(403)
Shares issued	3	–	–	–	–	–	3
Share-based payments	–	–	56	–	–	3	59
Issue of shares to minority interests	–	–	–	–	–	13	13
Dividends paid to minority interests	–	–	–	–	–	(256)	(256)
Exercise of employee share options	–	158	–	–	–	–	158
Purchase of minority interests	–	–	–	–	–	(190)	(190)
Balance at 31 December 2005	2,384	19,907	155	339	836	3,957	27,578
Total recognised income and expense	–	2,980	9	(946)	(222)	(8)	1,813
Dividends paid	–	(1,406)	–	–	–	–	(1,406)
Shares issued[3]	828	–	–	–	–	–	828
Reclassification on conversion of bond[3]	27	–	–	–	(27)	–	–
Share-based payments	–	–	47	–	–	–	47
Disposal of businesses	–	–	–	–	–	(1,186)	(1,186)
Issue of shares to minority interests	–	–	–	–	–	12	12
Treasury share buy back	–	(1,585)	–	–	–	–	(1,585)
Purchase of treasury shares for share schemes	–	(13)	–	–	–	–	(13)
Convertible bond reserve transfer to retained earnings	–	87	–	–	(87)	–	–
Reclassification of vested awards	–	20	(20)	–	–	–	–
Current tax on share-based payments	–	20	–	–	–	–	20
Dividends paid to minority interests	–	–	–	–	–	(193)	(193)
Exercise of employee share options	–	192	(2)	–	–	–	190
Balance at 30 June 2006	**3,239**	**20,202**	**189**	**(607)**	**500**	**2,582**	**26,105**

(1) Total share capital comprises called-up share capital $765 million (30 June 2005: $747 million; 31 December 2005: $747 million) and the share premium account $2,474 million (30 June 2005: $1,634 million; 31 December 2005: $1,637 million).

(2) Retained earnings is stated after deducting $1,894 million of 'own shares'. Own shares comprise shares of Anglo American plc held in the employee benefit trust, treasury shares and those held by Epoch Investment Holdings Limited (Epoch). Epoch is a South African registered entity owned by a charitable trust whose trustees are independent of the Group. Although the Group has no voting rights in Epoch and cannot appoint or remove trustees, it does meet the accounting definition of a subsidiary in accordance with IAS 27 *Consolidated and Separate Financial Statements* and as a result is consolidated. Own shares held by the employee benefit trust were $586 million as at 30 June 2005 and $456 million as at 31 December 2005.

(3) During the 6 months ended 30 June 2006, 77.5% of the Anglo American plc convertible bond was converted to equity by bondholders. This has resulted in a reduction in the discounted balance sheet liability of $828 million and a corresponding increase in issued share capital and share premium. A further reserve transfer of $27 million has been made from the convertible bond reserve to share premium to reflect the total fair value of shares issued to bondholders. During the 6 months ended 30 June 2006, the number of shares converted was 37,038,523, at a conversion price of $23.12 to 3 May 2006, and $22.76 subsequently.

Fair value and other reserves comprise:

US$ million	Convertible debt reserve	Available for sale reserve	Cash flow hedge reserve	Other reserves[1]	Total fair value and other reserves
Balance at 1 January 2005	128	48	50	772	998
Total recognised income and expense	–	(41)	(56)	–	(97)
Balance at 30 June 2005	128	7	(6)	772	901
Total recognised income and expense	3	47	(115)	–	(65)
Balance at 1 January 2006	131	54	(121)	772	836
Total recognised income and expense	9	89	(320)	–	(222)
Convertible bond reserve transfer to share premium	(27)	–	–	–	(27)
Convertible bond reserve transfer to retained earnings	(87)	–	–	–	(87)
Balance at 30 June 2006	26	**143**	**(441)**	772	500

(1) Other reserves comprise $690 million (30 June 2005: $690 million; 31 December 2005: $690 million) legal reserve and $82 million (30 June 2005: $82 million; 31 December 2005: $82 million) capital redemption reserve.

12. Consolidated cash flow analysis

a) Reconciliation of profit before tax to cash inflows from operations

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Profit before tax	**4,373**	2,657	5,208
Depreciation and amortisation	**1,163**	1,199	2,441
Share option expense	**47**	40	92
Special items and remeasurements of subsidiaries and joint ventures	**(86)**	(48)	365
Net finance costs before remeasurements	**88**	224	428
Fair value gains before special items and remeasurements	**(120)**	(61)	(278)
Net income from associates	**(369)**	(407)	(657)
Additional pension contribution	**(232)**	–	–
Provisions	**31**	60	113
Increase in inventories	**(295)**	(113)	(453)
Increase in operating receivables	**(698)**	(471)	(600)
Increase in operating payables	**197**	13	539
Other adjustments	**(39)**	(19)	67
Cash inflows from operations	**4,060**	3,074	7,265

b) Reconciliation to the balance sheet

	Cash and cash equivalents			Short term borrowings[1]			Medium and long term borrowings		
US$ million	**As at 30.06.06**	As at 30.06.05	As at 31.12.05	**As at 30.06.06**	As at 30.06.05	As at 31.12.05	**As at 30.06.06**	As at 30.06.05	As at 31.12.05
Balance sheet									
Continuing operations	**2,638**	2,788	3,430	**(1,710)**	(2,623)	(2,076)	**(3,310)**	(7,250)	(6,363)
Disposal groups[2]	**226**	38	–	**(272)**	–	–	**(240)**	(5)	–
Bank overdrafts									
Continuing operations	**(175)**	(143)	(111)	**175**	143	111	–	–	–
Disposal groups[2]	–	(7)	–	–	–	–	–	–	–
Net debt classification	**2,689**	2,676	3,319	**(1,807)**	(2,480)	(1,965)	**(3,550)**	(7,255)	(6,363)

[1] Short term borrowings on the balance sheet include overdrafts which are included within cash and cash equivalents for net debt.

[2] Disposal group balances are shown as 'assets classified as held for sale' and 'liabilities associated with assets classified as held for sale' on the balance sheet.

12. Consolidated cash flow analysis (continued)

c) Movement in net debt

US$ million	Cash and cash equivalents[1]	Debt due within one year: Carrying value	Debt due within one year: Hedge[2]	Debt due after[3] one year: Carrying value	Debt due after[3] one year: Hedge[2]	Current financial asset investments	Total net debt[4]
Balance at 1 January 2005	2,781	(3,272)	55	(7,961)	302	2	(8,093)
Cash flow	52	510	–	33	–	5	600
Acquisition/disposal of businesses	–	–	–	1	–	–	1
Unwinding of discount on convertible bonds	–	–	–	(23)	–	–	(23)
Reclassifications	–	(59)	–	59	–	–	–
Movement in fair value	–	–	(13)	(25)	(201)	–	(239)
Currency movements	(157)	341	–	661	–	(2)	843
Balance at 30 June 2005	2,676	(2,480)	42	(7,255)	101	5	(6,911)
Cash flow	550	846	25	599	–	(18)	2,002
Acquisition/disposal of businesses	–	2	–	4	–	–	6
Unwinding of discount on convertible bonds	–	–	–	(30)	–	–	(30)
Reclassifications	–	(241)	–	240	–	1	–
Movement in fair value	–	–	(54)	37	(101)	–	(118)
Other non-cash movements	–	–	–	–	–	29	29
Currency movements	93	(92)	–	42	–	(1)	42
Balance at 31 December 2005	3,319	(1,965)	13	(6,363)	–	16	(4,980)
Cash flow	(417)	251	–	84	–	–	(82)
Acquisition/disposal of businesses	–	116	–	1,758	–	(9)	1,865
Conversion to equity[3]	–	–	–	828	–	–	828
Unwinding of discount on convertible bonds	–	–	–	(17)	–	–	(17)
Reclassifications		(270)	–	270	–	–	–
Movement in fair value	–	–	129	33	(30)	–	132
Other non-cash movements	–	–	–	–	–	(6)	(6)
Currency movements	(213)	61	–	(143)	–	1	(294)
Closing balance at 30 June 2006	**2,689**	**(1,807)**	**142**	**(3,550)**	**(30)**	**2**	**(2,554)**

(1) The Group operates in certain countries (principally South Africa and Venezuela) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

(2) Derivative instruments that have been designated as hedges of assets and liabilities included in net debt are included above to reflect the true net debt position of the Group at the period end. These instruments are classified within other financial assets and liabilities on the balance sheet.

(3) Debt due after more than one year includes $nil of convertible bond (30 June 2005: $1,954 million; 31 December 2005: $1,975 million). During the 6 months ended 30 June 2006 *77.5%, ($828 million), of the convertible bond held by Anglo American plc was converted to equity. The remaining $239 million is due to mature in April 2007 and has therefore been* reclassified to debt due within 1 year. $924 million of AngloGold Ashanti convertible bond was disposed on the sale of Anglo American plc's controlling interest.

(4) Net debt excluding the impact of hedges is $2,666 million (30 June 2005: $7,054 million; 31 December 2005: $4,993 million) and consists of cash and cash equivalents $2,689 million (30 June 2005: $2,676 million; 31 December 2005: $3,319 million), short term borrowings $1,807 million (30 June 2005: $2,480 million; 31 December 2005: $1,965 million), medium and long term borrowings $3,550 million (30 June 2005: $7,255 million; 31 December 2005: $6,363 million) and current financial asset investments $2 million (30 June 2005: $5million; 31 December 2005: $16 million).

13. EBITDA by business segment

EBITDA is operating profit before special items and remeasurements plus depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates:

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Operating profit including associates' operating profit before special items and remeasurements	**4,563**	2,993	6,376
Depreciation and amortisation			
Subsidiaries and joint ventures	**1,163**	1,199	2,441
Associates	**130**	75	142
	5,856	4,267	8,959

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
By business segment			
Platinum	**1,171**	610	1,282
Gold	**540**	433	871
Diamonds	**341**	337	655
Coal	**464**	476	1,243
Base Metals	**2,022**	875	1,990
Industrial Minerals	**275**	317	618
Ferrous Metals and Industries	**783**	961	1,779
Paper and Packaging	**435**	449	916
Exploration	**(66)**	(67)	(150)
Corporate Activities	**(109)**	(124)	(245)
EBITDA	**5,856**	4,267	8,959

EBITDA is stated before special items and remeasurements and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Total profit from operations and associates	**4,448**	2,759	5,601
Special items and remeasurements (including associates)	**924**	82	633
Net profit on disposals (including associates)	**(1,035)**	(67)	(185)
Depreciation and amortisation: subsidiaries and joint ventures	**1,163**	1,199	2,441
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**356**	294	469
EBITDA	**5,856**	4,267	8,959

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
EBITDA	**5,856**	4,267	8,959
Share of operating profit of associates, before special items and remeasurements	**(557)**	(567)	(1,032)
Underlying depreciation and amortisation in associates	**(130)**	(75)	(142)
Share option expense	**47**	40	92
Fair value gains before remeasurements	**(120)**	(61)	(278)
Additional pension contributions	**(232)**	–	–
Provisions	**31**	60	113
Increase in inventories	**(295)**	(113)	(453)
Increase in operating receivables	**(698)**	(471)	(600)
Increase in operating payables	**197**	13	539
Other adjustments	**(39)**	(19)	67
Cash inflows from operations	**4,060**	3,074	7,265

14. Acquisition of subsidiaries

The Group made one material acquisition in the 6 months ended 30 June 2006. The Group acquired a 100% interest in AltaSteel for a total cash consideration of $85 million (including transaction costs). Net assets acquired in the transaction were $88 million. $3 million negative goodwill arising on acquisition has been written back to the income statement as a special operating item.

The fair values of the acquired assets and liabilities relating to AltaSteel in the table below are provisional, and will be finalised in the 2006 annual report when the final values arising from the fair value exercises are confirmed.

US$ million	AltaSteel	Other	Total
Net assets acquired			
Tangible fixed assets	74	140	214
Investment in associate	–	(1)	(1)
Deferred tax asset	–	1	1
Other financial assets (derivatives)	35	–	35
Inventories	30	19	49
Trade and other receivables	27	37	64
Cash and cash equivalents	8	1	9
Short term borrowings	–	(31)	(31)
Trade and other payables	(21)	(15)	(36)
Provisions for liabilities and charges	(43)	(2)	(45)
Medium and long term borrowings	(14)	–	(14)
Deferred tax liability	(8)	(17)	(25)
Minority interest	–	(4)	(4)
Net assets acquired	88	128	216
Goodwill arising on acquisition	–	14	14
Negative goodwill arising on acquisition	(3)	–	(3)
Total cost of acquisition	85	142	227
Satisfied by			
Net cash acquired	8	1	9
Deferred consideration	–	3	3
Net cash paid	77	138	215

15. Partial and deemed disposals of AngloGold Ashanti shares

On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti Limited for cash of $978 million. This, together with the Group's non-participation in the issue of additional ordinary shares by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.8%. With effect from that date, the Group ceased to account for AngloGold Ashanti as a subsidiary and began accounting for it as an associate under the equity method.

The net asset position at the date of disposal, together with the reclassification to an associate and resulting gain on disposal of shares and related net cash inflow are shown below:

US$ million	30.06.06
Tangible assets	6,613
Other non-current assets	856
Current assets	2,162
Current liabilities	(2,596)
Non-current liabilities	(4,233)
Net assets	2,802
Minority interest	(1,101)
Group's share of AngloGold Ashanti net assets immediately prior to disposal	1,701
Less: Retained investment in an associated undertaking immediately after disposal	(1,451)
Net assets disposed of	250
Cumulative translation differences recycled from reserves	(9)
Net gain on disposal	737
Net sale proceeds	978
Less: Net cash and cash equivalents disposed	(147)
Add: Costs accrued not yet paid	3
Add: Realised foreign exchange gain	5
Net cash inflow from partial disposal of AngloGold Ashanti	839

The non-participation in the issue of additional shares by AngloGold Ashanti further diluted the percentage investment and thereby resulted in a deemed disposal. The gain on deemed disposal is:

US$ million	30.06.06
Movement in share of net assets as a result of share issue	174
Deemed disposal of goodwill and mining properties	(17)
Cumulative translation differences recycled from reserves	2
Deemed gain on disposal	**159**

16. Disposals of subsidiaries

Other than the partial disposal of AngloGold Ashanti in note 15, no significant disposals were made during the 6 months to 30 June 2006.

The following assets and liabilities relating to disposal groups have been reclassified as held for sale at 30 June 2006. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Kumba (non iron-ore)[1]	Highveld[1]	Other[1]	Total
Intangible fixed assets	11	-	-	11
Tangible fixed assets	1,222	232	36	1,490
Biological assets	4	-	-	4
Environmental rehabilitation trusts	23	-	-	23
Investments in associates	20	-	-	20
Financial asset investments	23	15	1	39
Deferred tax assets	57	-	-	57
Total non-current assets	1,360	247	37	1,644
Inventories	161	119	17	297
Trade and other receivables	177	127	19	323
Other current financial assets	6	2	-	8
Cash and cash equivalents	141	80	5	226
Total current assets	485	328	41	854
Total assets[2]	1,845	575	78	2,498
Short term borrowings	(163)	(109)	-	(272)
Trade and other payables	(148)	(171)	(19)	(338)
Other current financial liabilities	(2)	(5)	-	(7)
Short term provisions	(2)	(3)	-	(5)
Total current liabilities	(315)	(288)	(19)	(622)
Medium and long term borrowings	(233)	(5)	(2)	(240)
Provisions	(87)	(14)	(3)	(104)
Deferred tax liabilities	(182)	(23)	-	(205)
Retirement benefit obligations	-	(13)	-	(13)
Total non-current liabilities	(502)	(55)	(5)	(562)
Total liabilities[2]	(817)	(343)	(24)	(1,184)
Net assets	1,028	232	54	1,314

(1) Kumba (non iron-ore) and Highveld disposal groups are included in the Ferrous Metals and Industries business segment. The 'other' disposal group is included in the Industrial Minerals business segment.

(2) The carrying amount of assets ($757 million) and associated liabilities ($283 million), reclassified as held for sales at 30 June 2005 (31 December 2005: $nil) were held principally within the Ferrous Metals and Industries business segment.

17. Capital expenditure on fixed assets and biological assets

US$ million	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Platinum	276	243	616
Gold	196	311	722
Coal	290	126	331
Base Metals	104	100	271
Industrial Minerals	115	120	274
Ferrous Metals and Industries	222	133	373
Paper and Packaging	254	392	691
Other	9	8	28
Purchase of tangible fixed assets	1,466	1,433	3,306
Investment in biological assets	33	26	55
	1,499	1,459	3,361

Capital expenditure shown above comprises cash expenditure on fixed assets and biological assets. Segmental capital expenditure shown in note 3 also includes accruals and expenditure on acquisitions and intangible assets and capitalised interest, but excludes expenditure on biological assets.

18. Contingent liabilities and contingent assets

There have been no significant changes in contingent liabilities from those reported at 31 December 2005, other than reductions arising from the classification of AngloGold Ashanti as an associate.

The Group is subject to various claims which arise in the ordinary course of business. Having taken appropriate legal advice, the Group believe that the likelihood of a material liability arising is remote.

At 30 June 2006, contingent liabilities comprise aggregate amounts of $86 million (30 June 2005: $272 million; 31 December 2005: $163 million) in respect of loans and performance guarantees given to banks and other third parties.

There were no significant contingent assets in the Group at 30 June 2006, 30 June 2005 or 31 December 2005.

19. Related party transactions

The Group has related party relationships with its subsidiaries, associates and joint ventures.

At 30 June 2006, Anglo American holds $175 million (30 June 2005: $350 million; 31 December 2005: $350 million) of 10% non-cumulative redeemable preference shares in DB Investments, the holding company of De Beers Société Anonyme.

On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti Limited. This, together with the Group's non-participation in the issue of additional ordinary shares by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.8%. Thus, effective from that date, the Group ceased to account for AngloGold Ashanti as a subsidiary and began accounting for it as an associate under the equity method.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions are not considered to be significant.

Dividends received from associates during the period totalled $100 million (30 June 2005: $300 million; 31 December 2005: $461 million), as disclosed in the consolidated cash flow statement.

The directors of the Company and their immediate relatives control 4% (30 June 2005: 4%; 31 December 2005: 3%) of the voting shares of the Company.

20. Events occurring after the period end

On 14 July 2006, the Group announced the sale of Anglo American's 79% stake in Highveld Steel and Vanadium Corporation Limited to Evraz Group SA and Credit Suisse for a total consideration of $678 million. Following the disposal of the initial 49.8%, for which Anglo American received $412 million, Evraz has an option to acquire Anglo American's remaining 29.2% stake in Highveld Steel and Vanadium Corporation Limited for $226 million. This amount will be reduced by any dividends paid by Highveld Steel and Vanadium Corporation Limited prior to Anglo American selling its remaining shares. The deal represents a substantial foreign direct investment in South Africa.

Since the period ended 30 June 2006, the remaining 22.5% of the Anglo American plc convertible bond was converted to equity by bondholders. This was completed on 25 July 2006. The number of shares converted subsequent to the period end was 10,754,465 at a conversion price of $22.76.

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes 1 to 20. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of IAS 34 *Interim Financial Reporting,* which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
3 August 2006

Production statistics

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for Collahuasi in Base Metals which is quoted on a 100% basis.

	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Anglo Platinum (troy ounces)[1][2]			
Platinum	**1,368,800**	1,291,400	2,502,000
Palladium	**743,400**	731,700	1,376,700
Rhodium	**150,000**	175,700	333,500
	2,262,200	2,198,800	4,212,200
Nickel (tonnes)	**10,900**	11,200	20,900
AngloGold Ashanti (gold in troy ounces)[1][3]			
South Africa	**965,000**	1,330,000	2,676,000
Argentina	**88,000**	108,000	211,000
Australia	**152,000**	261,000	455,000
Brazil	**116,000**	167,000	346,000
Ghana	**239,000**	342,000	680,000
Guinea	**88,000**	123,000	246,000
Mali	**209,000**	261,000	528,000
Namibia	**34,000**	37,000	81,000
Tanzania	**124,000**	357,000	613,000
USA	**100,000**	152,000	330,000
	2,115,000	3,138,000	6,166,000
Anglo Coal (tonnes)			
South Africa			
Eskom	**16,141,000**	16,585,200	34,327,900
Trade – Thermal	**10,331,500**	9,170,800	20,281,100
Trade – Metallurgical	**723,200**	852,800	2,268,800
	27,195,700	26,608,800	56,877,800
Australia			
Thermal	**7,381,100**	8,147,700	16,710,300
Metallurgical	**4,027,800**	4,591,000	9,390,300
	11,408,900	12,738,700	26,100,600
South America			
Thermal	**5,501,000**	4,835,300	10,066,000
Total	**44,105,600**	44,182,800	93,044,400
Anglo Coal (tonnes)			
South Africa			
Bank	**196,400**	1,415,600	3,202,200
Greenside	**1,151,300**	1,345,600	2,730,000
Goedehoop	**3,869,800**	3,029,100	6,298,600
Isibonelo	**1,683,500**	–	1,358,300
Kriel	**5,805,300**	5,918,800	12,030,900
Kleinkopje	**1,792,500**	2,090,800	4,483,500
Landau	**2,000,200**	1,760,000	3,682,900
New Denmark	**2,591,200**	2,007,500	4,139,400
New Vaal	**7,451,600**	8,066,200	17,100,000
Nooitgedacht	**361,000**	382,400	794,400
Mafube	**292,900**	592,800	1,057,600
	27,195,700	26,608,800	56,877,800

(1) See the published results of Anglo Platinum Limited, Northam Platinum Limited and AngloGold Ashanti Limited for further analysis of production information.

(2) Includes Anglo Platinum's 22.5% share of Northam Platinum Limited's production.

(3) Gold production for AngloGold Ashanti reflects 100% of that company's production to 20 April 2006 and 41.8% of production thereafter.

Production statistics (continued)

			6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Anglo Coal (tonnes) (continued)					
Australia					
Callide			**4,592,800**	4,851,500	9,500,000
Drayton			**1,877,900**	2,043,900	4,099,000
Dartbrook[(1)]			**62,100**	501,000	1,495,500
German Creek			**1,668,300**	1,433,600	3,560,000
Jellinbah East			**459,900**	461,900	851,100
Moranbah			**1,264,600**	1,861,400	3,432,800
Dawson Complex			**1,483,300**	1,585,400	3,162,200
			11,408,900	12,738,700	26,100,600
South America					
Carbones del Guasare			**754,100**	748,200	1,409,700
Carbones del Cerrejón			**4,746,900**	4,087,100	8,656,300
			5,501,000	4,835,300	10,066,000
Total			**44,105,600**	44,182,800	93,044,400
Anglo Base Metals					
Copper[(2)]					
Collahuasi					
100% basis (Anglo American 44%)					
Ore mined		tonnes	**20,758,000**	18,406,000	40,705,000
Ore processed	Oxide	tonnes	**2,884,000**	3,172,000	6,461,000
	Sulphide	tonnes	**18,375,000**	18,329,000	36,659,000
Ore grade processed	Oxide	% Cu	**1.0**	0.8	0.9
	Sulphide	% Cu	**1.1**	1.1	1.0
Production	Copper concentrate	dmt	**610,000**	594,000	1,234,000
	Copper cathode	tonnes	**29,800**	30,100	60,700
	Copper in concentrate	tonnes	**176,800**	181,200	366,400
Total copper production for Collahuasi		tonnes	**206,600**	211,300	427,100
Minera Sur Andes					
Los Bronces mine					
Ore mined		tonnes	**11,355,000**	10,729,000	22,146,000
Marginal ore mined		tonnes	**14,258,000**	13,355,000	27,936,000
Las Tortolas concentrator	Ore processed	tonnes	**9,564,000**	10,335,000	21,034,000
	Ore grade processed	% Cu	**1.0**	1.0	1.0
	Average recovery	%	**88.2**	89.4	88.3
Production	Copper concentrate	dmt	**257,400**	256,200	510,000
	Copper cathode	tonnes	**20,700**	19,800	38,800
	Copper in concentrate	tonnes	**83,000**	93,000	188,500
	Total	tonnes	**103,700**	112,800	227,300
El Soldado mine					
Ore mined	Open pit – ore mined	tonnes	**2,689,000**	1,620,000	2,907,000
	Open pit – marginal ore mined	tonnes	**63,000**	209,000	384,000
	Underground (sulphide)	tonnes	**1,060,000**	875,000	1,996,000
	Total	tonnes	**3,812,000**	2,704,000	5,287,000
Ore processed	Oxide	tonnes	**309,000**	329,000	665,000
	Sulphide	tonnes	**3,726,000**	3,371,000	7,004,000
Ore grade processed	Oxide	% Cu	**1.3**	1.2	1.3
	Sulphide	% Cu	**1.0**	1.2	1.1
Production	Copper concentrate	dmt	**98,600**	117,000	210,500
	Copper cathode	tonnes	**2,800**	3,100	6,500
	Copper in concentrate	tonnes	**29,100**	34,100	60,000
	Total	tonnes	**31,900**	37,200	66,500

(1) On care and maintenance.

(2) Copper production figures exclude Palabora.

Production statistics (continued)

			6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Anglo Base Metals (continued)					
Chagres Smelter					
Copper concentrate smelted		tonnes	**92,300**	82,900	144,800
Production	Copper blister/anodes	tonnes	**89,900**	79,400	138,100
	Acid	tonnes	**256,900**	211,900	371,900
Total copper production for the Minera Sur Andes group		tonnes	**135,600**	150,000	293,800
Mantos Blancos					
Mantos Blancos mine					
Ore processed	Oxide	tonnes	**2,264,000**	2,243,000	4,535,000
	Sulphide	tonnes	**1,939,000**	1,981,000	3,954,000
	Marginal ore mined	tonnes	**2,655,000**	3,456,000	5,337,000
Ore grade processed	Oxide	%Cu (soluble)	**0.8**	0.6	0.8
	Sulphide	%Cu (insoluble)	**1.1**	1.0	1.1
	Marginal ore	%Cu (soluble)	**0.3**	0.4	0.4
Production	Copper concentrate	dmt	**56,600**	49,100	105,300
	Copper cathode	tonnes	**23,100**	22,300	48,600
	Copper in concentrate	tonnes	**19,400**	18,400	39,100
	Total	tonnes	**42,500**	40,700	87,700
Mantoverde mine					
Ore processed	Oxide	tonnes	**4,655,000**	4,533,000	9,439,000
	Marginal ore	tonnes	**2,400,000**	2,100,000	3,625,000
Ore grade processed	Oxide	%Cu (soluble)	**0.7**	0.7	0.7
	Marginal ore	%Cu (soluble)	**0.4**	0.3	0.3
Production	Copper cathode	tonnes	**29,200**	30,600	62,000
Black Mountain		tonnes	**1,800**	1,300	3,200
Total attributable copper production		tonnes	**300,000**	315,600	634,600
Nickel, Niobium and Mineral Sands					
Nickel					
Codemin					
Ore mined		tonnes	**194,400**	190,400	528,600
Ore processed		tonnes	**256,700**	245,800	521,400
Ore grade processed		% Ni	**2.1**	2.0	2.1
Production		tonnes	**4,900**	4,300	9,600
Loma de Níquel					
Ore mined		tonnes	**695,000**	697,300	1,317,000
Ore processed		tonnes	**620,400**	584,000	1,169,000
Ore grade processed		% Ni	**1.6**	1.6	1.6
Production		tonnes	**8,800**	8,300	16,900
Total attributable nickel production		tonnes	**13,700**	12,600	26,500
Niobium					
Catalão					
Ore mined		tonnes	**278,900**	237,700	723,100
Ore processed		tonnes	**398,000**	306,500	672,300
Ore grade processed		Kg Nb/tonne	**10.8**	11.3	11.0
Production		tonnes	**2,200**	1,900	4,000
Mineral Sands					
Namakwa Sands					
Ore mined		tonnes	**8,700,000**	9,000,000	18,100,000
Production	Ilmenite	tonnes	**164,600**	162,800	316,100
	Rutile	tonnes	**14,000**	14,700	29,100
	Zircon	tonnes	**64,300**	63,100	128,600
Smelter production	Slag tapped	tonnes	**81,200**	83,600	164,400
	Iron tapped	tonnes	**52,700**	53,200	105,400

Production statistics (continued)

			6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Anglo Base Metals (continued)					
Zinc and Lead					
Black Mountain					
Ore mined		tonnes	**759,000**	714,000	1,413,000
Ore processed		tonnes	**715,000**	648,000	1,350,000
Ore grade processed	Zinc	% Zn	**3.2**	3.5	3.3
	Lead	% Pb	**3.9**	3.5	3.7
	Copper	% Cu	**0.4**	0.4	0.4
Production	Zinc in concentrates	tonnes	**15,200**	16,200	32,100
	Lead in concentrates	tonnes	**21,200**	19,500	42,200
	Copper in concentrates	tonnes	**1,800**	1,300	3,200
Lisheen					
Ore mined		tonnes	**749,000**	726,000	1,527,000
Ore processed		tonnes	**716,000**	709,000	1,461,000
Ore grade processed	Zinc	% Zn	**12.3**	12.5	12.0
	Lead	% Pb	**2.3**	2.0	2.0
Production	Zinc in concentrate	tonnes	**79,600**	81,300	159,300
	Lead in concentrate	tonnes	**12,000**	10,300	20,800
Skorpion					
Ore mined		tonnes	**679,100**	578,300	1,199,000
Ore processed		tonnes	**668,000**	574,000	1,280,000
Ore grade processed	Zinc	% Zn	**12.3**	12.2	12.4
Production	Zinc	tonnes	**75,000**	56,300	132,800
Total attributable zinc production		tonnes	**169,800**	153,800	324,200
Total attributable lead production		tonnes	**33,200**	29,800	63,000

Anglo Industrial Minerals					
Aggregates		tonnes	**44,166,200**	41,403,700	85,887,000
Lime products		tonnes	**746,900**	751,800	1,428,100
Concrete		m^3	**4,162,100**	4,204,000	8,353,200
Sodium tripolyphosphate		tonnes	**36,900**	60,700	106,000
Phosphates		tonnes	**399,600**	377,400	833,500

Production statistics (continued)

		6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Anglo Ferrous Metals and Industries				
Kumba Resources Limited				
Iron ore production				
Lump	tonnes	**9,236,000**	9,578,000	18,747,000
Fines	tonnes	**6,093,000**	5,933,000	12,240,000
Total iron ore		**15,329,000**	15,511,000	30,987,000
Coal				
Power station coal	tonnes	**7,550,000**	7,331,000	14,573,000
Coking coal	tonnes	**1,109,000**	1,174,000	2,273,000
Steam coal	tonnes	**1,476,000**	1,441,000	2,993,000
Total coal		**10,135,000**	9,946,000	19,839,000
Zinc metal	tonnes	**48,000**	53,000	119,000
Heavy minerals[1]				
Ilmenite	tonnes	**160,000**	153,000	356,000
Scaw Metals				
Rolled products	tonnes	**205,100**	179,200	386,500
Cast products	tonnes	**74,800**	63,000	133,900
Grinding media	tonnes	**228,800**	223,500	461,400
Highveld Steel				
Rolled products	tonnes	**385,900**	319,600	684,000
Continuous cast blocks	tonnes	**428,300**	421,300	874,900
Vanadium slag	tonnes	**31,800**	32,600	66,800
Samancor				
Manganese ore	mtu m	**32**	46	88
Manganese alloys	tonnes	**93,600**	164,400	309,000
Tongaat-Hulett				
Sugar	tonnes	**371,600**	388,800	861,000
Aluminium	tonnes	**99,200**	94,300	192,000
Starch and glucose	tonnes	**272,800**	283,400	595,000
Hippo Valley				
Sugar	tonnes	**57,800**	74,900	194,000
Anglo Paper and Packaging				
Mondi Packaging				
Packaging papers	tonnes	**1,409,946**	1,336,298	2,705,691
Corrugated board and boxes	m m^2	**1,071**	1,048	2,081
Paper sacks	m units	**1,799**	1,667	3,282
Coating and release liners	m m^2	**1,186**	866	1,681
Pulp – external	tonnes	**89,025**	90,475	174,683
Mondi Business Paper				
Uncoated wood free paper	tonnes	**1,015,481**	938,582	1,890,079
Newsprint	tonnes	**92,056**	93,384	186,924
Pulp – external	tonnes	**52,221**	66,989	127,745
Wood chips	green metric tonnes	**475,665**	877,693	1,747,290
Mondi Packaging South Africa				
Packaging papers	tonnes	**149,078**	154,323	316,820
Corrugated board and boxes	m m^2	**142**	154	330
Newsprint Joint Ventures and other				
Newsprint (attributable share)	tonnes	**162,065**	154,252	316,459
Aylesford	tonnes	**100,272**	95,085	193,528
Shanduka (attributable share)	tonnes	**61,793**	59,167	122,932

(1) Further details of heavy minerals production are available in Kumba's published results.

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the consolidated financial statements

For the six months ended 30 June 2006
Note only key reported lines are reconciled

AngloGold Ashanti Limited	US$ million
IFRS adjusted headline earnings	226
Exploration	15
Depreciation on assets fair valued on acquisition	(16)
Deferred tax on depreciation on assets fair valued on acquisition	5
Minorities' share of profit during subsidiary period up to 20 April 2006	(69)
Share of earnings not attributable to Anglo American plc's 41.8% shareholding from 20 April 2006	(59)
Contribution to Anglo American plc underlying earnings	**102**

Anglo Platinum Limited	US$ million
IFRS headline earnings (US$ equivalent of published)	715
Exploration	15
Exchange rate difference	(19)
Other adjustments	(6)
	705
Minority interest	(182)
Depreciation on assets fair valued on acquisition (net of tax)	(31)
Contribution to Anglo American plc underlying earnings	**492**

DB Investments (DBI)	US$ million
DBI underlying earnings (100%)	308
Adjustments[1]	9
DBI Underlying earnings – Anglo American plc basis (100%)	317
Anglo American plc's 45% ordinary share interest	143
Income from preference shares	21
Contribution to Anglo American plc underlying earnings	**164**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS 19.

Kumba Resources Limited	US$ million
IFRS headline earnings (US$ equivalent of published)	247
Exchange rate difference	(14)
Depreciation on assets fair valued on acquisition (net of tax)	(8)
Exploration	6
Other adjustments	(7)
	224
Minority interest	(77)
Contribution to Anglo American plc underlying earnings	**147**

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the consolidated financial statements (continued)

For the six months ended 30 June 2006
Note only key reported lines are reconciled

Highveld Steel and Vanadium Corporation Limited	**US$ million**
IFRS headline earnings (US$ equivalent of published)	**64**
Other adjustments	**(3)**
	61
Minority interest	**(13)**
Contribution to Anglo American plc underlying earnings	**48**

The Tongaat-Hulett Group Limited	**US$ million**
IFRS headline earnings (US$ equivalent of published)	**47**
Other adjustments	**8**
	55
Minority interest	**(27)**
	28
Add Anglo American plc's share of Hulett Aluminium	**3**
Contribution to Anglo American plc underlying earnings	**31**

Exchange rates and commodity prices

US$ exchange rates	6 months ended 30.06.06	6 months ended 30.06.05	Year ended 31.12.05
Average spot prices for the period			
South African rand	**6.31**	6.21	6.37
Sterling	**0.56**	0.53	0.55
Euro	**0.81**	0.78	0.80
Australian dollar	**1.35**	1.29	1.31
Chilean peso	**527**	580	559
Closing spot prices			
South African rand	**7.15**	6.68	6.35
Sterling	**0.54**	0.56	0.58
Euro	**0.78**	0.83	0.85
Australian dollar	**1.35**	1.31	1.36
Chilean peso	**539**	579	512

Commodity prices	6 months ended 30.06.06	6 months ended 30.6.05	Year ended 31.12.05
Average market prices for the period			
Gold – US$/oz	**590**	427	445
Platinum – US$/oz	**1,111**	867	897
Palladium – US$/oz	**318**	190	201
Rhodium – US$/oz	**4,222**	1,583	2,056
Copper – US cents/lb	**275**	151	167
Nickel – US cents/lb	**787**	720	668
Zinc – US cents/lb	**125**	59	63
Lead – US cents/lb	**53**	45	44
European eucalyptus pulp price (CIF) – US$/tonne	**617**	575	582

Summary by business segment

	Turnover[1]		EBITDA[2]		Operating profit/(loss)[3]		Underlying earnings/(loss)	
US$ million	**6 months ended 30.06.06**	6 months ended 30.06.05	**6 months ended 30.06.06**	6 months ended 30.06.05	**6 months ended 30.06.06**	6 months ended 30.06.05	**6 months ended 30.06.06**	6 months ended 30.06.05
Platinum	**2,664**	1,767	**1,171**	610	**934**	410	**492**	256
Gold	**1,102**	1,333	**540**	433	**303**	172	**102**	69
Diamonds	**1,635**	1,628	**341**	337	**293**	297	**164**	188
Coal	**1,590**	1,479	**464**	476	**356**	374	**260**	263
South Africa	**673**	681	**173**	231	**144**	205	**107**	142
Australia	**656**	536	**159**	109	**102**	48	**74**	36
South America	**261**	262	**132**	136	**110**	121	**79**	85
Base Metals	**2,967**	1,629	**2,022**	875	**1,854**	721	**1,277**	525
Copper	**2,238**	1,118	**1,637**	673	**1,536**	570	**993**	413
Collahuasi	**715**	319	**537**	209	**503**	174	**324**	133
Minera Sur Andes	**1,115**	559	**832**	355	**783**	306	**501**	216
Mantos Blancos	**408**	240	**269**	110	**251**	90	**166**	64
Other	**–**	–	**(1)**	(1)	**(1)**	–	**2**	–
Nickel, Niobium, Mineral Sands	**334**	324	**167**	164	**141**	141	**98**	103
Catalão	**31**	25	**14**	11	**13**	10	**1**	6
Codemin	**81**	65	**42**	36	**38**	33	**36**	34
Loma de Níquel	**133**	143	**85**	89	**74**	79	**50**	47
Namakwa Sands	**89**	91	**26**	28	**16**	19	**11**	16
Zinc	**395**	187	**250**	56	**208**	29	**214**	26
Black Mountain	**64**	33	**13**	6	**7**	6	**10**	4
Lisheen	**156**	68	**109**	23	**101**	17	**113**	21
Skorpion	**175**	86	**128**	27	**100**	6	**91**	1
Other	**–**	–	**(32)**	(18)	**(31)**	(19)	**(28)**	(17)
Industrial Minerals	**1,995**	2,035	**275**	317	**151**	193	**112**	140
Tarmac	**1,899**	1,921	**265**	299	**152**	183	**113**	136
Copebrás	**96**	114	**10**	18	**(1)**	10	**(1)**	4
Ferrous Metals and Industries	**3,204**	3,694	**783**	961	**644**	791	**293**	413
Kumba	**1,127**	846	**457**	324	**378**	246	**147**	105
Highveld Steel	**522**	668	**112**	282	**95**	261	**48**	130
Scaw Metals	**597**	488	**87**	68	**74**	58	**51**	41
Samancor Group	**215**	466	**26**	133	**26**	121	**21**	33
Tongaat-Hulett	**740**	658	**107**	86	**78**	56	**31**	85
Boart Longyear	**–**	512	**–**	72	**–**	55	**–**	21
Other	**3**	56	**(6)**	(4)	**(7)**	(6)	**(5)**	(2)
Paper and Packaging	**3,668**	3,580	**435**	449	**212**	233	**120**	133
Mondi Packaging	**2,005**	1,969	**245**	250	**128**	132	**88**	82
Mondi Business Paper	**1,113**	1,063	**140**	164	**56**	89	**20**	54
Other	**550**	548	**50**	35	**28**	12	**12**	(3)
Exploration	**–**	–	**(66)**	(67)	**(66)**	(67)	**(53)**	(50)
Corporate	**–**	–	**(109)**	(124)	**(118)**	(131)	**(265)**	(238)
	18,825	17,145	**5,856**	4,267	**4,563**	2,993	**2,502**	1,699

(1) Turnover includes the Group's share of turnover of joint ventures and associates. Base Metals' turnover is shown after deduction of treatment charges and refining charges (TC/RCs).

(2) EBITDA is operating profit before special items, operating remeasurements, depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.

(3) Operating profit includes operating profit before special items and remeasurements from subsidiaries and joint ventures and share of operating profit (before interest, tax, minority interests, special items and remeasurements) of associates.

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
(the 'Company')

Notice of Interim (including Special) Dividend
(Dividend No 15)

Notice is hereby given that an interim dividend (including a special dividend) on the Company's ordinary share capital in respect of the year to 31 December 2006 will be paid as follows

Total amount (interim and special) - United States currency	100 cents per ordinary share (notes 1 and 2)
Last day to effect removal of shares between the UK and SA registers	Friday 4 August 2006
Currency conversion US$:Rand rate determined	Monday 7 August 2006
Last day to trade on the JSE Limited ('JSE') to qualify for dividend	Friday 18 August 2006
Ex-dividend on the JSE from the commencement of trading on	Monday 21 August 2006
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 23 August 2006
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 25 August 2006
Currency conversion US$:£/€ rates determined	Tuesday 29 August 2006
Removal of shares between the UK and SA registers permissible from	Tuesday 29 August 2006
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Wednesday 30 August 2006
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 31 August 2006
Dividend warrants posted	Wednesday 20 September 2006
Payment date of dividend	Thursday 21 September 2006

Notes:

1 This amount includes a special dividend of 67 US cents per ordinary share.

2 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrars receive such election by Friday 25 August 2006. Shareholders with an address elsewhere will be paid in US dollars except those registered on the South African branch register who will be paid in South African rand. The currency conversion rates and the amounts per share in South African rand and in pounds sterling/euros will be announced on Monday 7 August and Tuesday 29 August 2006 respectively.

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period from Monday 21 August 2006 to Friday 25 August 2006 (both days inclusive).

4 Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5 In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Friday 6 October 2006.

6 Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board

N Jordan
Secretary
3 August 2006

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Link Market Services South Africa (Pty) Limited
11 Diagonal Street
Johannesburg 2001
PO Box 4844, Johannesburg 2000
South Africa

Purchases of shares in Anglo American plc

Anglo American plc announces that on 3 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 354,290 ordinary shares of Anglo American plc at prices between £22.26 and £22.43 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 21,625,965 ordinary shares, representing 1.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

4 August 2006

END.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 24,004,413 Ordinary Shares held by the Trust:

Date of Transfer	**Number of Ordinary Shares**
3 July 2006	175,584
4 July 2006	40,584
5 July 2006	30,630
6 July 2006	66,746
7 July 2006	22,296

The Company was advised of these transactions on 7 July 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Secretary
10 July 2006

Press Release

ANGLO AMERICAN plc

Interim including Special Dividend totalling 100 US cents per ordinary share (Dividend no 15)

Amount per ordinary share in South African Rand

Further to the announcement of 4 August 2006, the equivalent of the dividend in South African Rand is R6.8105 per ordinary share.

The equivalent of the dividend in Sterling and Euros will be determined and announced on Tuesday 29 August 2006.

Dividend warrants are scheduled to be mailed on Wednesday 20 September for payment on Thursday 21 September 2006.

Other details relating to the dividend are contained in the announcement of 4 August 2006 and included in the Company's website www.angloamerican.co.uk

G A Wilkinson
Deputy Secretary

7 August 2006